Product Pipeline
Research
Preclinical
Phase I
Phase II
Phase III
NDA
MOZOBIL
Stem cell transplant
AMD070
HIV entry inhibitor
MOZOBIL
Oncology
CCR5
HIV entry inhibitor
CXCR4
Oncology

Contents

1 Letter to Shareholders

3 Annual Information Form

36 Management's Discussion and Analysis

61 Financial Statements

65 Notes to the Financial Statements

80 Corporate Information

MOZOBIL™
Mobilizing stem cells
for stem cell transplant

Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers such as multiple myeloma and non-Hodgkins lymphoma, among others. Prior to a patient’s chemotherapy, stem cells are collected from the blood and stored. These cells are transplanted back into the patient after they have received chemotherapy to rebuild their immune system.

MOZOBIL is a stem cell mobilizer used in stem cell transplants. MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood.  Once in the circulating blood, the stem cells can be collected for use in a stem cell transplant (see illustrations below). In Phase II studies, MOZOBIL consistently demonstrated the ability to help cancer patients collect more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.

MOZOBIL is currently the subject of two Phase III clinical studies at up to 45 major centres in the U.S., Canada and Europe involving 600 cancer patients with either non-Hodgkin’s lymphoma or multiple myeloma and who are undergoing autologous stem cell transplantation as a part of their treatment.  Both Phase III studies are randomized, double-blind, placebo-controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF, the current standard drug used to stimulate additional stem cells within the bone marrow.

Stem Cell Transplant

Mobilization MOZOBIL is used to release healthy stem cells from the bone marrow into the bloodstream.
Collection Stem cells are collected from the bloodstream by a process called apheresis and stored for later use.
Treatment Chemotherapy kills the cancer cells but also destroys the patient’s immune system
	Transplant Stored healthy stem cells are injected back into the patient’s blood stream	Restoration Stem cells migrate back to the bone marrow, form new immune cells and restore the immune system..

AMD070

HIV Entry Inhibitor

A new class of drugs called HIV Entry Inhibitors, are designed to prevent the HIV virus from ever infecting healthy cells by blocking two important receptors, CCR5 and CXCR4.  HIV must bind to one of these receptors in order to enter and infect cells (see illustrations below). Virus that use the CCR5 receptor are associated with HIV transmission and initial infection, whereas CXCR4 using virus emerges later on, usually in patients who have been treated with anti-HIV drugs, and is associated with disease progression to full blown AIDS.  New anti-HIV drugs that target both of these types of viruses are needed.

AMD070 was discovered at AnorMED and is the first in its class and most advanced of the CXCR4 inhibitors in clinical trials that AnorMED is aware of. We are currently evaluating its safety and preliminary efficacy in HIV patients in a Phase Ib/IIa trial.

In addition to identifying backups for CXCR4, AnorMED has developed a series of CCR5 inhibitors to complement its CXCR4 program. The combination of AMD070 with drug candidates that target CCR5 may allow for the development of a new treatment paradigm.

Mechanism of HIV Infection

Binding HIV binds to the CXCR4 receptor on the target cell.
Infection Once attached to the cell surface the virus fuses with the cell membrane infecting the healthy cell.

Mechanism of HIV Inhibition

Blocking AMD070 binds to the CXCR4 receptor blocking HIV from binding.	Inhibition Unable to bind to CXCR4 the virus is unable to infect a healthy cell.

LETTER TO SHAREHOLDERS

We are pleased to report that over the past year we have made significant progress in advancing our lead product MOZOBILTM, further narrowing the bridge to commercialization for use in stem cell transplantation thanks to the dedicated efforts of our development team. The encouraging published data to date and the near completion of our pivotal phase III studies have enabled us to put in place a new strategic plan designed to transform AnorMED from a research focused organization into a successful fully-integrated international biopharmaceutical company. We believe this transformation represents an unprecedented opportunity to maximize shareholder value in our ten-year corporate history.  Our shareholders overwhelmingly endorsed this new vision in April of this year and elected a new board of directors to guide AnorMED through this exciting phase of our growth.

We invite shareholders of AnorMED to read our annual report, which outlines in detail our new corporate strategy for growth. To new and prospective shareholders, AnorMED represents an opportunity to invest in a biotechnology company with a late-stage product, which has the potential to offer significant benefits to cancer patients who are candidates for a stem cell transplant. In addition, we have identified new applications for MOZOBIL that have potentially broader applications in the treatment of cancer and intend to commence clinical studies early next year.  We continue to retain global commercialization rights and thus the opportunity to recognize the full potential value of MOZOBIL following completion of our registration studies for European and North American approvals. As well, our research group is capable of producing additional clinical candidates for transplant, oncology, HIV and other immune system disorders all of which represent large unmet medical needs.

Historically, biotechnology companies in this period of late-stage product development and pre-commercialization activity generate above average returns to shareholders. Over the next three years, our focus will be on the successful execution of our corporate plan to achieve sustainable growth for the benefit of shareholders and provide patients access to important new medicines.

Our strategy is focused on three objectives, which emphasize maximizing near term and long term shareholder value:

1.

Maximize the global commercial opportunity for MOZOBIL

2.

Build infrastructure for future development opportunities

3.

Develop a robust pipeline of additional products and maintain our leadership in chemokine drug development

In implementing our new strategy, we expect to report significant key events and milestones over the next 12 months for MOZOBIL with the corresponding calendar quarter where indicated:

1.

Completion of enrollment in the Phase III studies of MOZOBIL for non-Hodgkin's lymphoma by Q4 2006.  We announced on July 10, 2006 that enrollment was completed for our Phase III multiple myeloma study.

2.

Initiate additional Phase II studies for MOZOBIL in transplant indications in the U.S. by Q1 2007 and Europe by Q2 2007.

3.

Announce top-line data for both Phase III MOZOBIL studies by Q2 2007.

4.

Initiate two additional pilot studies for new MOZOBIL indications by Q1 2007.

5.

Establish initial Company development team in Europe for MOZOBIL by Q1 2007.

6.

Present additional Phase II data and host a Continuing Medical Education symposium on MOZOBIL at the American Society of Hematology (ASH) meeting scheduled to be held in Orlando, Florida from December 9 to 13, 2006.

In addition to MOZOBIL clinical milestones and corresponding commercialization activities, we will continue to keep our shareholders apprised of progress in our HIV entry inhibitor program of which AMD070 represents our lead drug candidate in ongoing Phase Ib/IIa clinical studies. We expect to present AMD070 safety and activity data at the Conference on Retroviruses and Opportunistic Infections scheduled to be held in Los Angeles, California from February 25 to 28, 2007. We will also report progress towards selection of a lead compound in our CCR5 research program by Q4 2006.

 2006 Annual Report         1

To achieve our goals and maximize our opportunities for growth, we will need to increase our workforce by 25 to 30 employees by the end of the fiscal year March 31, 2007 and access additional capital to fund development costs and pre-commercial activities.  In addition, we expect to complete the executive searches for a new President and Chief Executive Officer and a Vice President of Regulatory Affairs during the current fiscal year.  The Board is confident that the management team is capable of executing our strategic plan and accomplishing the corporate goals over the next 12 months.

Shareholder communication is an important ongoing process throughout the year and we will continue to provide detailed reports of our progress during our regularly scheduled quarterly conference calls, webcasts from investor conferences as well as periodic press releases of material events.  On behalf of the employees of AnorMED and our Board, thank you for your continued support.

Kenneth Galbraith

    Paul Brennan

Chairman & Interim CEO

    Acting President and VP Business Development

Forward-Looking Statements

This document contains statements about expected future events and financial and operating results of AnorMED Inc. that are forward-looking. By their nature, forward-looking statements require AnorMED Inc. to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements and assumptions will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from those expressed in the forward-looking statements and assumptions. Accordingly this document is subject to the disclaimer and qualified in its entirety by the assumptions and qualifications referred to in the Management's Discussion and Analysis starting at page 36 and the risk factors starting at page 48.

2          AnorMED Inc.

ANNUAL INFORMATION FORM JUNE 27, 2006

 TABLE OF CONTENTS

ABOUT THIS ANNUAL INFORMATION FORM

4

FORWARD LOOKING STATEMENTS

4

CORPORATE STRUCTURE

6

OUR BUSINESS

6

Overview

6

Our Product Candidates

6

Recent Developments

7

Our Strategy

7

MOZOBIL for Stem Cell Transplantation

9

U.S. Filing Strategy

12

European Filing Strategy

12

Canadian and Rest of World Filing Strategy

12

Stem Cell Transplantation

12

Current Drugs for Mobilization

13

Market Opportunity

14

Our Competitive Advantage

15

AMD070 and CCR5 HIV Entry Inhibitors

16

HIV Entry Inhibition

16

Current Drugs of HIV Entry Inhibition

17

Market Opportunity

17

Our Competitive Advantages

18

Intellectual Property

18

Competition

19

Government Regulation

19

Process Development and Manufacturing

20

Sales and Marketing

21

Out-licensed Product Candidate Summary

21

Pharmaceutical Pricing and Reimbursement

21

Employees

22

Facilities

22

DIVIDENDS AND DIVIDEND POLICY

22

DESCRIPTION OF CAPITAL STRUCTURE

22

MARKET FOR SECURITIES

23

DIRECTORS AND OFFICERS

24

RISK FACTORS

27

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

28

TRANSFER AGENT AND REGISTRARS

28

AUDIT AND RISK COMMITTEE INFORMATION

28

LEGAL PROCEEDINGS

29

MATERIAL CONTRACTS

29

INTERESTS OF EXPERTS

30

ADDITIONAL INFORMATION

30

APPENDIX

31

 2006 Annual Report         3

ABOUT THIS ANNUAL INFORMATION FORM

In this Annual Information Form ("AIF"), references to "AnorMED", "we", "us" and "our" refer to AnorMED Inc. and its subsidiary as a whole, except where it is clear that these terms only refer to AnorMED Inc.  References to specific fiscal years are references to our fiscal year ended March 31. All references to "$" or "dollars" are references to Canadian dollars, unless otherwise specified.  Unless otherwise stated, all information in this AIF is given as of March 31, 2006.

The scientific information discussed in this AIF related to our product candidates is preliminary and investigative. Such product candidates have not been approved by the U.S. Food and Drug Administration ("FDA") or any other health regulatory authority, and no conclusions can or should be drawn regarding the safety or effectiveness of the product candidates. Only the FDA and other applicable health regulatory authorities can determine whether the product candidates are safe and effective for the use(s) being investigated.

FORWARD LOOKING STATEMENTS

This AIF contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 or forward looking information within the meaning of applicable securities laws in Canada, which involve substantial known and unknown risks and uncertainties.  Forward-looking statements or information include, but are not limited to:

•

our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs;

•

our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements; and

•

our estimates regarding capital requirements and our expectations of receiving additional financing.

The words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words.

Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements or information may not be achieved and that they should not place undue reliance on any forward-looking statements or information.  Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements or information as a result of numerous risks, uncertainties and other factors, including those relating to:

•

our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•

our drug candidates require time-consuming and costly additional preclinical and clinical testing and regulatory approvals before commercialization;

•

clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•

our lack of product revenues and history of operating losses;

4          AnorMED Inc.

•

our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

•

our ability to obtain patents and other intellectual property rights for our drug candidates;

•

our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

•

our ability to comply with applicable governmental regulations and standards;

•

development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

•

our ability to succeed at establishing a successful commercialization program for any of our products;

•

our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

•

our ability to successfully attract and retain skilled and experienced personnel;

•

changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

•

changes in foreign currency exchange rates;

•

our business is subject to potential product liability and other claims;

•

our ability to maintain adequate insurance at acceptable costs;

•

our dependence on collaborative partners; and

•

further equity financing may substantially dilute the interests of our shareholders.

Our AIF and our management's discussion and analysis ("MD&A") for our most recently completed fiscal year, particularly in the sections entitled "Risk Factors", discuss these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements or information. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements or information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements or information.  We undertake no obligation to revise or update any forward-looking statements or information as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

 2006 Annual Report         5

CORPORATE STRUCTURE

We were incorporated on January 5, 1996 under the Canada Business Corporations Act ("CBCA") as "AnorMED Inc."  Our corporate head office is located at 200-20353 64th Avenue, Langley, British Columbia, V2Y 1N5 Canada.  Our registered office is 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Canada.  We have one wholly-owned subsidiary, AnorMED UK Limited, incorporated within the United Kingdom.

Our principal legal advisors are Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Canada.  Our independent auditors are KPMG LLP, 777 Dunsmuir, Vancouver, British Columbia, V7Y 1K3, Canada.

OUR BUSINESS

Overview

We are a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic drugs in the areas of hematology, human immunodeficiency virus ("HIV") and oncology, based on our research into chemokine receptors.  Our lead drug candidate, MOZOBIL™ ("MOZOBIL"), is in pivotal Phase III clinical trials for stem cell mobilization.  We believe MOZOBIL has the potential to increase the proportion of patients achieving an optimal collection of stem cells more rapidly and predictably than currently approved drugs thus making current stem cell transplantation procedures more safe, effective and accessible to patients.

Our programs are focused on a new class of drugs that target chemokine receptors, specifically CXCR4 and CCR5 receptors.   Chemokines are a class of naturally occurring proteins that are involved in cellular signalling, adhesion and migration.  These processes play a critical role in bone marrow function, immune responses as well the pathogenesis of diseases such as cancer and HIV infection.

While significant advances in drug discovery have generated breakthroughs in the treatment and management of hematology, HIV and oncology, individual responses to treatments remain highly variable with a significant proportion of patients deriving little or no benefit from the therapy.   For example, exposure to chemotherapeutic drugs is associated with toxic side effects and adaptation within the tumor micro environment can rapidly trigger drug resistance.  In the HIV setting, mutations of the HIV virus generate drug resistance.  As a result, treatments for cancer and HIV often involve "drug cocktails" whereby physicians employ a strategy of combining drugs with different mechanisms of action to maximize tumor response and infection control, respectively.

Our product candidates in HIV and oncology have the potential to improve patient outcomes by working additively or synergistically with common drugs used to manage and treat cancer and HIV.  In conditions where the underlying pathology of the disease is mediated by chemokines, our product candidates have the potential to serve as primary therapeutic compounds.

Our Product Candidates

The following table summarizes our preclinical and clinical product candidates and programs:

Program	Indication	Status	Marketing Rights
MOZOBIL	Stem Cell Transplant	Phase III	AnorMED
AMD070	HIV Entry Inhibitor	Phase Ib/IIa	AnorMED
MOZOBIL	Oncology	Preclinical	AnorMED
CCR5	HIV	Preclinical	AnorMED
CXCR4	Oncology	Preclinical	AnorMED

6          AnorMED Inc.

Recent Developments

On April 21, 2006, our shareholders voted to elect a new board of directors at a special meeting of shareholders.  The special meeting was requisitioned by our largest shareholder group for the purpose of replacing our previous Board.  Our new Board strongly believes that MOZOBIL represents a substantial opportunity for us and is guiding our planned transformation from a research organization into a pharmaceutical development and commercialization company.  Since the special meeting, our Board has continued its work to effect positive change and to determine a new strategic direction for us to ensure that we have in place the optimal corporate strategy for growth.  On May 24, 2006, our co-founder, Dr. Michael Abrams, resigned as President and Chief Executive Officer and stepped down from the Board after it was agreed that it was an appropriate time to recruit new executive leadership with a different set of skills and experience to execute the strategic direction approved by the Board (see "Our Business-Our Strategy").

The Board has engaged an executive search firm to search for an individual with significant experience and skills in the development and commercialization of healthcare products to be our new President and Chief Executive Officer.

We successfully raised, in aggregate, approximately $65 million from the public offering of our common shares in December 2003 and December 2005.  In addition, we received aggregate milestone payments of U.S. $19 million from Shire Pharmaceuticals Group plc ("Shire") over the past three fiscal years related to the sale of our global patents for FOSRENOL™ ("FOSRENOL") (see "Our Business - Out-licensed Product Summary").  The proceeds from these financings and sale of patents have allowed us to advance our clinical stage pipeline and our medicinal chemistry program.

Over the past three fiscal years, our HIV Entry Inhibitor, AMD070, has advanced from preclinical to clinical "proof-of-principal" stage and our lead product, MOZOBIL, has advanced from Phase II to pivotal Phase III clinical trials (see "Our Business - AMD070 and CCR5 HIV Entry Inhibition" and "Our Business - MOZOBIL for Stem Cell Transplantation").

Our Strategy

Our goal is to become a fully integrated, international biopharmaceutical company with the expertise to develop and commercialize new therapeutic products from our drug discovery efforts.  MOZOBIL for stem cell mobilization represents our first global commercial opportunity.

We plan to continue to retain all commercialization rights to MOZOBIL and build a commercialization infrastructure in the U.S., Canada and, if appropriate, certain markets in the European Union ("E.U.").  With the near completion of our pivotal Phase III clinical trials, we expect to be in a position to more accurately evaluate the commercial potential of MOZOBIL. Retaining the rights to MOZOBIL at this critical phase in development is expected to allow us to complete MOZOBIL's development on a timely basis and to better maximize the near-term global commercial opportunity for its use in stem cell transplantation.  In addition, we are conducting additional preclinical and clinical work for MOZOBIL in other commercially attractive indications, some of which represent markets that are larger than stem cell transplantation.  A determination by us to move forward in one or more of these indications could lead to additional expansion opportunities that could be supported by an internal commercial infrastructure or, if appropriate, a partnership with a pharmaceutical company.

Key elements of our strategy include(1):

1.     Maximize the global commercial opportunity for MOZOBIL

•

Expansion of development capabilities

-

We are conducting two pivotal Phase III clinical trials in accordance with a Special Protocol Assessment ("SPA") with the FDA in the U.S., Canada and Germany.  We expect to complete recruitment by the end of  2006 with top line data scheduled to be announced in the second quarter of 2007.

(1) All references to quarters and years in this section refer to "calendar quarter" and "calendar year", respectively.

 2006 Annual Report         7

-

We plan to initiate additional clinical studies in other indications in the U.S. and Canada by the first quarter of 2007.

-

In addition to the U.S. and Canada, we intend to expand our development capabilities to enable us to conduct future MOZOBIL studies in the E.U.  Our goal, where practical, is to initiate additional Phase II trials sponsored by us in the U.K., Germany, France, Spain and Italy in the first and second quarters of 2007.

•

Seek regulatory approval for MOZOBIL

-

United States

We plan to file a new drug application ("NDA") by the fourth quarter of 2007 and seek priority review for approval and launch in 2008.

-

E.U.

We plan to file a market authorization application ("MAA") by the second quarter of 2008 using the European Medicines Agency ("EMEA") centralized review process and seek priority review with approval and launch in 2008 or, without priority review, 2009.

-

Canada

We plan to file a new drug submission ("NDS") by the first quarter of 2008 and seek priority review with approval and launch in 2008 or, without priority review, 2009.

-

Rest of World

We plan to seek, where possible, authorization in jurisdictions where regulatory agencies have mutual recognition agreements under which they accept data from clinical studies conducted in other jurisdictions.  Where local clinical trials are required, we plan to work with a partner in markets such as Japan, Korea, Australia, Argentina and Brazil.

•

Build an internal commercial sales and marketing infrastructure

-

In the United States, stem cell transplant procedures are highly concentrated.  Of the approximately 120 major transplant centers, one half of all procedures are performed in about 40 centers.  We intend to build a marketing, medical affairs and sales force of 25 to 30 employees starting in the third quarter of 2007.

-

Within the E.U., Germany, France, Spain, the U.K. and Italy account for greater than 70% of all transplant procedures.  We believe that a small, specialized sales and marketing team can serve these markets.  We plan to decide on the extent of our E.U. internal infrastructure after top-line data is announced, which is scheduled to occur in the second quarter of 2007.

-

We intend to build an internal sales and marketing infrastructure for Canada starting in the third quarter of 2007 to support an expected launch in 2008.

-

We intend to create a network of local distributors and regional partners for distribution of MOZOBIL in key markets outside of North America and the E.U., including Australia, Japan, Korea, Argentina and Brazil.

•

Build a global supply chain capability

-

Our clinical stage product candidates and research pipeline are developed through chemistry-based know-how.  We currently have no plans to establish manufacturing facilities for the commercial production of our product candidates.  We have established arrangements through contract manufacturing companies to supply clinical and commercial quantities of our product candidates under current good manufacturing practices ("cGMP").

-

MOZOBIL has demonstrated relative robustness in production parameters resulting in a simplified process development and technology transfer with reproducible batch-to-batch consistency.  We believe such favorable parameters demonstrate the cost effectiveness and minimal incremental costs to a final marketed product through the use of contract manufacturing.

2.    Build infrastructure for future development opportunities

•

As we work towards the establishment of our global development, sales and marketing infrastructure, we believe that we will be well positioned for growth.  We intend to manage our financial resources appropriately to ensure the successful commercialization of MOZOBIL, the flexibility to fund further research and development investments and the advancement our product pipeline with AMD070 and other preclinical compounds.

8          AnorMED Inc.

•

We plan to hire additional personnel, including a new President and Chief Executive Officer to oversee the execution of our long range plan and maximize shareholder value.

3.   Develop a robust pipeline of additional products and maintain our leadership in chemokine drug development

•

We believe that we have developed a leading position in our industry through our small molecule chemistry-based approach to drug development that targets CXCR4 and CCR5 chemokine receptors.  MOZOBIL is a CXCR4 antagonist and represents a novel approach to stem cell mobilization compared to hematopoietic growth factors (drugs that regenerate blood cells).  AMD070 is an orally bioavailable small molecule inhibitor of the CXCR4 receptor that we believe can block HIV entry into cells, unlike current treatments, which inhibit replication after HIV invasion of cells.

•

Our research group has the capabilities of producing additional product candidates for transplant, HIV, oncology, and other immune system disorders.  We have several compounds from our HIV entry inhibitor anti-HIV research program progressing through multi-dose preclinical safety testing.  As this research program has been ongoing for several years, we intend to reallocate future research efforts to other programs if a lead clinical candidate is not identified by the end of 2006.  We are also continuing our research efforts with preclinical work in CXCR4 in oncology.

MOZOBIL for Stem Cell Transplantation

MOZOBIL is an inhibitor of the chemokine receptor known as CXCR4.  The CXCR4 receptor is present on blood cells and immune cells that originate from the bone marrow.  CXCR4 interacts with a chemokine protein called stromal cell-derived factor-1, or CXCL12, in the bone marrow. The interaction of this natural protein with the CXCR4 receptor plays a key regulatory role in cell to cell signalling and triggers important changes in cellular adhesion, trafficking and homing of bone marrow-derived stem cells as well as mature immune cells, which protect the body against foreign pathogens.

MOZOBIL is currently in pivotal Phase III clinical trials for stem cell mobilization, a procedure used to collect stem cells from cancer patients or from healthy donors for use in stem cell transplantation.  Based on our clinical experience to date, a single subcutaneous injection of MOZOBIL rapidly mobilizes stem cells from the bone marrow of study subjects into the peripheral blood and was generally well tolerated.  Blood concentrations of stem cells peaked less than 12 hours after injection and subsequently returned to baseline levels.

The rapid mobilization of stem cells in response to MOZOBIL is generally not observed with commercially available drugs currently used for stem cell mobilization.  Current treatments can take several days to weeks to produce a maximum response.  The yield of stem cells with established drugs is generally highly variable and difficult to predict for optimal timing of stem cell collection.

Stem cells are collected from the peripheral blood through a procedure called apheresis. Once collected, these stem cells are quantified and stored for later use in the transplantation procedure.  Quantification of stem cells is an important measure of the success of mobilization.  In a significant proportion of patients, stem cell yields from apheresis are considered sub-optimal for use in stem cell transplantation.  Transplantation with sub-optimal stem cell numbers can result in delayed engraftment following the transplant procedure, resulting in greater morbidity and higher costs associated with hospitalization and supportive care.  The routine use of peripheral blood stem cell transplants has been in practice for less than ten years, so the long term effects of sub-optimal stem cell numbers in stem cell transplantation have not been extensively studied. However, published retrospective analyses in single centers suggest that the transplantation of low stem cell doses may contribute to long term impairment of hematopoiesis (the process of regenerating and regulating blood cells), disorders of hematopoiesis and lower survival rates.

Over 400 patients have been evaluated in Phase I and Phase II clinical trials of MOZOBIL.  These studies have evaluated MOZOBIL as a single agent and in combination with standard regimens, which include the combination of high dose chemotherapy with a hematopoietic growth factor or the use of a growth factor alone.  Pooled data of over 125 patients diagnosed with Non-Hodgkin's Lymphoma ("NHL") or Multiple Myeloma ("MM") were analyzed from our Phase II clinical studies.  The use of MOZOBIL in combination with the hematopoietic growth factor NEUPOGEN® (filgrastim, G-CSF) ("NEUPOGEN") increased the percentage of patients achieving an optimal number of stem cells available for transplantation compared with G-CSF alone. In the NHL population,

 2006 Annual Report         9

67% of patients receiving the combination of MOZOBIL plus G-CSF achieved the optimal stem cell target compared with 20% of patients receiving G-CSF alone.  Similarly, 70% of MM patients treated with MOZOBIL plus G-CSF achieved the optimal number of stem cells compared with 20% of patients receiving G-CSF alone.

The following table summarizes the completed Phase II clinical studies of MOZOBIL:

Study	Design	Patients	Enrolled
2101	Efficacy and proof of principle: MOZOBIL plus G-CSF vs G-CSF	Multiple Myeloma & Non-Hodgkin's Lymphoma	25
2102	Efficacy and Proof of Principle of proven and/or predicted poor mobilizers: MOZOBIL plus G-CSF	Multiple Myeloma	20
2103	Efficacy and proof of principle: MOZOBIL plus G-CSF	Non-Hodgkin's Lymphoma	13
2104	Safety and efficacy in a chemotherapy mobilization regimen Chemotherapy plus MOZOBIL plus G-CSF	Multiple Myeloma & Non-Hodgkin's Lymphoma	44
2105	Regimen and Scheduling Study MOZOBIL plus G-CSF	Multiple Myeloma & Non-Hodgkin's Lymphoma	49
EU21	Same study design as 2105; Multi-center study conducted in Germany	Multiple Myeloma & Non-Hodgkin's Lymphoma	35

In September 2005, we announced the publication in the peer-reviewed journal Blood of one of our Phase II studies evaluating MOZOBIL plus G-CSF (Flomenberg N, et al. Blood, 2005).  The study, which included 25 patients diagnosed with NHL or MM, demonstrated that more stem cells were collected in patients receiving MOZOBIL plus G-CSF compared to G-CSF alone and in a higher proportion of patients.  In addition, 60% of the patients in the MOZOBIL plus G-CSF arm collected the optimal amount of stem cells in two days, compared to 16% of patients in the G-CSF alone arm (p-value less than or equal to 0.001).

Based on these clinical results, we initiated two randomized, controlled pivotal Phase III clinical trials in the U.S., Canada and Germany.  The North American studies are being conducted under a SPA agreement negotiated with the FDA (see "Our Business - Government Regulation").  The primary endpoint of both studies is the percentage of patients who achieve an optimal stem cell yield within a specified number of stem cell collections (apheresis procedures).  Patients with a diagnosis of NHL or MM will be randomized to receive MOZOBIL plus G-CSF or the standard G-CSF plus placebo mobilization regimen.  We believe, based on the available data, that MOZOBIL plus G-CSF will result in higher stem cell yields with fewer stem cell collection procedures and with a favorable side effect profile.  We anticipate the degree of benefit from our pivotal Phase III trials for MOZOBIL to be a strong determinant of its commercial potential for front line use as a stem cell mobilizer.

The following table highlights our two ongoing pivotal Phase III study designs in the U.S., Canada and Germany:

Study	Design	Patients	Expected Enrollment and Completion (calendar quarter)	Expected Top-Line Results Announcement (calendar quarter)
3101

A Multicenter, Randomized, Double-blind, Placebo-controlled, Comparative Trial of MOZOBIL (240 μg/kg) plus G-CSF (10 μg/kg) Versus G-CSF (10 μg/kg) plus Placebo to Mobilize and Collect 3 5 x 10[6] CD34+ Cells/kg

		Autologous Stem Cell Transplantation Non-Hodgkin's Lymphoma	Q4 2006 227/300 patients enrolled as of June 13, 2006	Q2 2007

10          AnorMED Inc.

3102

A Multicenter, Randomized, Double-blind, Placebo-controlled, Comparative Trial of AMD3100 (240 μg/kg) plus G-CSF (10 μg/kg) Versus G-CSF (10 μg/kg) plus Placebo to Mobilize and Collect 3 6 ' 10[6] CD34+ Cells/kg

	Autologous Stem Cell Transplantation Multiple Myeloma	Q4 2006 276/300 patients enrolled as of June 13, 2006	Q2 2007

Our pivotal Phase III clinical studies are powered to detect a difference of 20% between the MOZOBIL plus G-CSF study arm and the G-CSF plus placebo arm.  We established the parameters by evaluating the performance of MOZOBIL in prior studies with similar patient characteristics.  See table below:

Percentage of Patients Achieving Target Cell Collection
	MOZOBIL plus G-CSF	G-CSF alone	Difference
Phase II NHL results	67%	20%	47%
Phase III target (Study 3101)	__	__	20%
Phase II MM results	70%	20%	50%
Phase III target (Study 3102)	__	__	20%

We are planning additional clinical studies for MOZOBIL for expanded indications in the U.S. and Canada by the first calendar quarter of 2007.  We intend to expand our development capabilities to be able to conduct future MOZOBIL studies in the European Union.  Our goal, where practical, is to initiate additional Phase II company-sponsored studies for MOZOBIL in the U.K., Germany, France, Spain and Italy in the first and second calendar quarters of 2007.

The following table highlights other studies of MOZOBIL that are ongoing:

Study	Design	Patients	Expected Enrollment
C201	Same study design as 2105; Multi-center study conducted in Canada	Multiple Myeloma & Non-Hodgkin's Lymphoma	20
2106	Efficacy and proof of principle: MOZOBIL plus G-CSF	Hodgkin's Disease	20
2108	Efficacy and proof of principle Single agent MOZOBIL	Multiple Myeloma	20
2112	Observational safety and efficacy study in poor adult mobilizers who have failed previous collections MOZOBIL plus G-CSF	Various Cancers	40
2113	Pilot Cohort Study MOZOBIL plus G-CSF + Rituximab vs MOZOBIL plus G-CSF	Relapsed or Refractory Non-Hodgkin's Lymphoma or Hodgkin's Disease	30
CUP	Program for the Compassionate Use of MOZOBIL to mobilize stem cells for collection and transplantation.	Various cancers	Over 220 treated
1101	Renal study	Required for NDA	Cohort Study

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U.S. Filing Strategy

If our pivotal Phase III clinical studies for MOZOBIL are successful, we plan to file a NDA for marketing approval in the U.S. by the fourth calendar quarter of 2007 and the full data would be published or presented at a medical conference in conjunction with this filing.  We intend to request a priority review for our U.S. NDA filing which, if granted, would require a determination by the FDA within six months of filing rather than the normal 12 months.  If priority review is granted, we anticipate approval and launch of MOZOBIL in the U.S. in the calendar year of 2008.

European Filing Strategy

Following the U.S. NDA filing, we intend to file a MAA application with the European regulatory authorities for marketing approval of MOZOBIL in the second calendar quarter of 2008 using the results of our U.S. Phase III trials without any additional local studies.  We intend to request a priority review of our application.  A priority review would increase the likelihood of approval in the calendar year of 2008 as opposed to mid-2009.  A medicinal product may be placed on the market in the European Economic Area ("EEA"), composed of the 25 European Union Members states, plus Norway, Iceland and Lichtenstein, when a marketing authorization, referred to as a Community Authorization, has been granted in accordance with Regulation (EC) No. 726/2004 for the entire EEA.  Although other filing strategies may be employed within the EEA, we intend to pursue the above-mentioned strategy, which is generally referred to as a centralized review.

Canadian and Rest of World Filing Strategy

We intend to file a NDS with the Canadian Therapeutic Products Directorate ("TPD") for marketing approval of MOZOBIL in the first calendar quarter of 2008 using the results of our U.S. Phase III trials without any additional local studies.   In addition, we intend to request a priority review for our submission, which, if granted, would increase the likelihood of approval in the calendar year of  2008 as opposed to mid-2009.

Rest of world filings and approvals for MOZOBIL will be dependent on our ability to work with regional partners and local distributors.  We will seek, where possible, authorization where regulatory agencies have mutual recognition agreements under which they accept data from clinical studies conducted in other jurisdictions.   In markets where local trials are required, such as Japan, Korea, Australia, Argentina and Brazil, we intend to conduct trials with a partner.

Stem Cell Transplantation

Stem cell transplantation allows cancer patients to tolerate more aggressive treatment of their disease.  For example, in cancers of the blood, the bone marrow is diseased and unable to produce normal functioning blood cells.  Malfunctioning bone marrow can be treated with high doses of chemotherapy and/or radiation therapy, referred to as myeloablative therapy.  This therapy makes room for the collected, healthy stem cells to repopulate the bone marrow.  The collected stem cells are reinfused into the blood of the patient after the chemotherapy and/or radiation treatment.  These stem cells naturally find their way back to marrow where they "engraft" and produce normal functioning blood cells.

Stem cell transplants are effective in the treatment of a variety of leukemias, multiple myelomas and lymphomas.  The procedure is also used to treat rare genetic diseases.  Additional studies are underway by a number of investigators evaluating the potential role of stem cell transplants in the treatment of autoimmune diseases.

Sources of stem cells:

Bone Marrow

Prior to the commercialization of recombinant hematopoietic growth factors in the early 1990s, stem cells were collected through an invasive surgical procedure under general anesthesia.  Bone marrow fluid was aspirated via multiple punctures in stem cell rich compartments like the iliac crest (hip bone).  The stem cells were processed from the bone marrow aspirate and stored for use in transplantation.

12          AnorMED Inc.

Autologous / Allogeneic stem cell transplants

Stem cells collected from a patient for transplant back into the same patient are referred to as autologous.  Stem cells derived from donors other than the patient are referred to as allogeneic.  An allogeneic donor is usually a relative of the patient that shares the same genetic makeup.  According to the Center for International Bone Marrow Transplant Research ("CIBMTR"), about 70% of stem cell donors for allogeneic transplants are related, while the remaining 30% of donors are unrelated. International bone marrow registries have been established which allow for "matches" between donor and patient in the general population.

Peripheral blood stem cells

Hematopoietic growth factors were approved in the U.S., Canada and the E.U. in the early 1990s.  The initial approvals were for use as supportive care drugs to accelerate the recovery of infection-fighting white blood cells following the administration of conventional doses of chemotherapy and during the recovery period following bone marrow transplantation.   However, it was observed in published preclinical and clinical studies that stem cells were pushed into the blood following daily administration of growth factors and that sufficient quantities could be collected as an alternative source of stem cells to surgical collection from bone marrow.

A published study of a randomized controlled trial comparing transplantation using growth factor mobilized autologous peripheral blood stem cells ("PBSC") versus autologous bone marrow ("ABM") stem cells demonstrated that PBSC was safer and more effective than ABM as measured by the rapid rate of engraftment in patients receiving PBSC.  In addition, a published study found that significant cost savings were achievable due to lower collection costs of stem cells, shorter hospital stays, and less supportive care.  The CIBMTR estimates that up to 95% of autologous stem cell transplants are performed using PBSC.  Long term follow up data in published studies confirms that PBSC transplants show similar or improved survival compared with ABM.

In allogeneic transplants, according to the CIBMTR, approximately 75% of procedures use growth factor mobilized PBSC from healthy "related" donors with the remainder using stem cells collected surgically from the bone marrow.  In contrast, approximately 50% of "unrelated" donor donations use growth factor mobilized PBSC.  While growth factor mobilized PBSC transplants result in more rapid engraftment than transplants using bone marrow stem cells, there is generally a higher incidence of chronic graft versus host disease ("GvHD") in the patients receiving growth factor mobilized PBSC vs donor bone marrow when the donor is unrelated.  GvHD is an immune reaction whereby the engrafted cells of the donor (graft) sees the patient recipient (host) as a foreign body and launches an "attack" on the patient.  In circumstances where the patient and donor may not be optimally "matched", physicians may elect to use donor bone marrow to minimize the risk of life-threatening GvHD as published studies of mismatched donors have demonstrated that donor bone marrow produces less GvHD than growth factor mobilized PBSC.

Regardless of the source of allogeneic stem cells, physicians need to monitor patients closely for signs of GvHD and generally prescribe a maintenance regimen of immunosuppressive drugs to prevent an attack.  However, there is a benefit to having some degree of donor/patient immune response, as the immune cells from the donor are capable of attacking residual cancer cells in the patient, which helps to maintain disease remission.  This observation has been well documented in published studies and within the CIBMTR registry data for leukemias and is often referred to as a "graft versus leukemia" or "graft versus disease" response.

Current Drugs for Mobilization

There are several commercially available hematopoietic growth factors approved for use in the United States, Canada, the E.U. and Japan.  NEUPOGEN and Neulasta® (pegfilgrastim), a pegylated (a long acting formulation) form of G-CSF is marketed world-wide by AMGEN Inc. and Kirin Pharmaceuticals of Japan. Granocyte® (lenograstim, G-CSF) is manufactured by Chugai Pharmaceutical Company Limited and marketed in the E.U., Japan and Australia by Chugai and their partners.   Leukine® (sargramostim, GM-CSF) is marketed in the U.S. by Berlex Inc., an affiliate of Schering AG Germany, and in the E.U. by Schering AG.  STEMGEN® (ancestim, SCF), manufactured and marketed by AMGEN, is approved in Canada, Australia and New Zealand for use in combination with NEUPOGEN for stem cell mobilization.

Chemotherapy drugs used in combination with growth factors are routinely utilized as part of the mobilization regimen.  The most commonly prescribed chemotherapy drug for mobilization is cyclophosphamide.  The dose of

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cyclophosphamide used for mobilization varies.  Many transplant centers have published results indicating they are using approximately 2.5 gm/m2 of body surface area (a formula for determining drug dose) of cyclophosphamide in their mobilization regimen and administering a growth factor for 10-14 days.  Cyclophosphamide causes myelosuppression (low white blood cell count).  The recovery of white blood cells occurs about two weeks after the administration of the drug.  About this time, there is a release of stem cells into the circulation, which can be collected by apheresis.

Chemokine Therapeutics Inc. has two peptide-based CXCR4 drugs in development. Both products are in Phase I clinical trials.

Market Opportunity

According to the CIBMTR over 45,000 stem cell transplants were performed world-wide annually from 1998-2002.  In the autologous setting, growth factor mobilized PBSC harvests have largely replaced collection from bone marrow and, in the allogeneic setting, growth factor mobilized PBSC harvests are now commonly performed on donors that are genetically well "matched" to the patient.  Our internal estimates indicate that approximately 80,000 to 120,000 stem cell collections (apheresis procedures) were performed world-wide annually in this same time period.

The CIBMTR collects its data from several transplant registries world-wide.  Using this data as well as data from other national and regional registries, we evaluated the number of stem cell transplants performed in each nation.  According to our most recent estimates, 15,584 stem cell transplant procedures were performed in the U.S. in 2003 with the remaining top 10 nations were comprised of Germany, Italy, France, Japan, the U.K., Spain, Canada, South Korea and Australia.

The following graph highlights the number of stem cell transplants by nation in 2003. These numbers include both peripheral and bone marrow derived stem cell transplants:

Source: CIBMTR and AnorMED

Stem cell transplant procedures have generally become safer; CIBMTR data demonstrates that stem cell transplants have increased in number among older patients and treatment-related mortality continues to decline (less than 5% in the autologous setting).  Allogeneic stem cell transplants are associated with higher rates of morbidity and mortality due to GvHD, but represent a long term cure for many patients due to the graft versus leukemia or graft versus disease benefit derived from the engrafted donor cells.

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Numerous publications support the following observations:

•

Stem cell transplants represent the first line standard-of-care for MM.  Some patients with advanced age and poor performance status may not be eligible.

•

Patients with a diagnosis of leukemia or lymphoma generally receive conventional treatments first and stem cell transplants in the event of a disease relapse.

•

Cancer patients respond best to stem cell transplants when they have chemosensitive disease and have minimal clinical evidence of disease at transplant.  Newer emerging therapies may therefore become part of the conditioning regimen at the time of transplantation.

•

Ongoing studies are evaluating the potential of stem cell transplants in other patient populations including those with autoimmune diseases.  In addition, mini stem cell transplants involving lower doses of chemotherapy and radiation are being investigated.

The following table summarizes the stem cell and bone marrow transplantation by indication in 2003:

NHL: Non-Hodgkin's Lymphoma, AML: Acute Myeloid Leukemia, HD: Hodgkin's Disease, ALL: Acute Lymphocytic Leukemia, CML: Chronic Myeloid Leukemai, MDS: Myelodysplastic Syndrome, CLL: Chronic Lymphocytic Leukemia.

Our Competitive Advantage

In our Phase I and Phase II studies conducted to date, MOZOBIL rapidly mobilized stem cells in healthy volunteers, stem cell donors and cancer patients and was generally well tolerated.  In addition, a high proportion of patients achieved optimal collections of stem cells in as little as two days with a daily injection of MOZOBIL.

We believe MOZOBIL has the potential to improve patient outcomes through one or more of the following attributes:

1.

MOZOBIL: a well tolerated and more convenient option for mobilization

•

There are no commercially available drugs used for stem cell mobilization that mobilize stem cells as rapidly as MOZOBIL, based on publicly available data.

•

The use of hematopoietic growth factors alone for mobilization requires several days of administration.

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•

MOZOBIL is a potentially well tolerated and more convenient approach to stem cell mobilization in the allogeneic and autologous setting.

2.

MOZOBIL: more patients achieving optimal stem cell collections

•

In cancer patients, up to 75% of patients have sub-optimal stem cell collections according to data collected by the CIBMTR and the Washington University Database registry from 1998-2002.

•

Patients generally receive a transplant with a sub-optimal stem cell yield if the collection is above a lower limit.

•

Published studies have demonstrated that a higher proportion of patients transplanted with sub-optimal stem cell numbers experience delayed engraftment and prolonged hospitalization.

•

In our studies, MOZOBIL consistently, predictably and rapidly mobilized a 2-3 fold increase in the numbers of stem cells in the peripheral blood.

3.

MOZOBIL:  optimal target with fewer collections

•

More apheresis procedures are required for cancer patients who poorly mobilize stem cells.  A high proportion of patients with HD or NHL heavily pre-treated with chemotherapy are poor mobilizers.

•

In a recently published study, 60% of NHL and MM patients achieved target stem cell collection in fewer than two collections with MOZOBIL plus G-CSF versus 16% of such patients in the G-CSF alone arm (p-value less than or equal to 0.001).

4.

MOZOBIL: alternative to chemotherapy induced mobilization

•

While chemotherapy drugs, administered in combination with a growth factor, mobilize more stem cells than the growth factor alone, transplant physicians justify the high morbidity and supportive care costs associated with chemotherapy mobilization on the basis that the additional chemotherapy might improve complete response rates and contribute to superior overall survival and improved time to progression following stem cell transplantation.  However, recent published studies challenge the benefit of chemotherapy in this setting.

•

MOZOBIL represents an alternative for stem cell chemotherapy mobilization where chemotherapy is not clinically warranted.

AMD070 and CCR5 HIV Entry Inhibitors

AMD070 is an orally available inhibitor of the chemokine receptor CXCR4.  CXCR4 and another chemokine receptor, CCR5, are involved in HIV infection.  In order to enter and infect cells, HIV must bind to either the CXCR4 or CCR5 chemokine receptor. In vitro studies of AMD070 have shown it to be a potent and specific CXCR4 receptor antagonist which inhibits viral binding to the CXCR4 receptor including HIV strains that bind via either CXCR4 or CCR5 receptors (referred to as the dual tropic strain of HIV).

Our Phase Ib/IIa clinical studies in healthy and HIV infected individuals have demonstrated that escalating doses of orally administered AMD070 are generally well tolerated and well absorbed with transient and reversible side effects and with evidence of anti-HIV activity in patients receiving 200 mg twice daily.  Activity is defined as a greater than 1.0 log reduction in the CXCR4 virus as measured by a specific assay.

We have an active CCR5 receptor inhibitor program with multiple lead candidates that are specific for the CCR5 receptor.  These small molecule candidates have demonstrated anti-HIV activity directed against CCR5 receptors using clinical isolates.  We are evaluating candidates on the basis of a suitable pharmacokinetic and toxicity profile for oral dosing and plan to select a lead candidate in 2006.

HIV Entry Inhibition

Acquired immunodeficiency syndrome ("AIDS") is caused by HIV infection.  AIDS is characterized by a gradual decline in the body's immune system, leading to opportunistic infections and certain cancers, dementia and, in many cases, death.

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Both CXCR4 and CCR5 receptor inhibitors belong to the new investigational class of antiretrovirals known as HIV entry inhibitors. This new class includes various experimental compounds designed to block cell surface receptors, such as the CCR5 or CXCR4 receptors, as well as one approved compound, FUZEON® (enfuvirtide) ("FUZEON"), manufactured and developed by Roche Laboratories Inc. and Trimeris Inc., that blocks HIV fusion with the cell membrane. Unlike many existing HIV drugs that target the virus after it has infected a healthy cell, HIV entry inhibitors block the virus from entering the cell and where it begins its replication process.  Different strains of HIV prefer one receptor or the other, or may use both receptors to infect cells.  An infected individual may harbor different levels of both CXCR4 and CCR5-mediated HIV strains.

Current Drugs of HIV Entry Inhibition

HIV Entry Inhibitors represent a potentially new class of drug.  There are no approved HIV Entry Inhibitors that block entry via the CXCR4 or CCR5 receptors.  FUZEON is an approved peptide-based HIV therapeutic compound, administered by subcutaneous injection which blocks HIV fusion with the cell surface via a different mechanism than a chemokine blockade.  Other anti-HIV therapies employ drugs which inhibit HIV replication following the release of viral RNA into the cell.  These agents are classified as protease inhibitors, nucleoside reverse transcriptase inhibitors and non-nucleoside reverse transcriptase inhibitors.  Although not approved, there are other new classes of product candidates under development referred to as integrase inhibitors and HIV maturation inhibitors that target receptors, identified by researchers, which are believed to inhibit HIV replication and HIV maturation, respectively.  We believe our drug candidates have the potential to work in combination with inhibitors of HIV replication because of the unique mechanism of action of our chemokine inhibitor product candidates.

A combination of approved drugs with complementary mechanisms of action is a regimen referred to as highly active antiretroviral therapy ("HAART").  While HAART therapy has generally decreased viral load and prolonged life for HIV-infected patients over the past decade, eradication of the underlying infection has not been achieved due, in part, to the viral reservoirs remaining in blood and infected tissue.  This problem is exacerbated by viral resistance to the drugs currently used for first line therapy and cross-resistance to drugs within the same class.  The current drugs also produce side effects that diminish the patient's quality of life and lower patient compliance, which in turn may increase the patient's risk of developing drug resistant viral strains.

We are aware of a number of active CXCR4 and CCR5 receptor antagonist medicinal chemistry programs with public and private pharmaceutical and biotechnology companies.  To our knowledge, AMD070 is the only small molecule CXCR4 inhibitor currently in human clinical testing for the treatment of HIV.

Several CCR5 receptor drugs are in clinical development.  In 2005, a program in Phase III clinical trials, aplaviroc (GlaxoSmithKline), was suspended due to toxicity.  The most advanced clinical program that we are aware of is miraviroc (Pfizer Inc).  Other clinical drugs in development include vicriviroc (Schering-Plough Corporation), CCR5 mAb (Human Genome Sciences Inc.), PRO140 (Progenics Pharmaceuticals, Inc.), TAK-652 and TAK-220 (Takeda Pharmaceutical Co. Ltd.) and INCB9471 (Incyte Corporation).

Market Opportunity

In North America, Western and Central Europe, an estimated 1.9 million individuals were living with HIV in 2005, according to Espicom Business Intelligence.  In the U.S. alone, in 2005 an estimated 1.2 million individuals were living with HIV and the estimated incidence of new HIV infection was approximately 43,000.  This is in contrast to an estimated 174,000 individuals in the U.S. living with HIV infection in 1993.  The dramatic increase in the number of people living with HIV in the U.S. as well as in the other parts of the industrialized world is generally attributed to the introduction of antiretroviral therapy, which has led to a dramatic decline of morbidity and mortality.  The introduction of antiretroviral therapy resulted in HIV infection no longer being considered a terminal disease, but a chronic illness.   According to Espicom Business Intelligence, world-wide HIV drug sales in 2005 were approximately U.S.$7 billion.

 2006 Annual Report         17

Our Competitive Advantages

Current drugs for the treatment of AIDS include agents that treat the secondary conditions caused by the weakened immune system of the patient as well as drugs that directly inhibit HIV.  HIV infects by fusing with target cells and injecting its genetic material into the cells.  The CXCR4 receptor is found on T-cells.  We believe AMD070 has the potential to prevent HIV from fusing with T-cells by blocking entry of the virus through the CXCR4 receptor.  Loss of T-cells is a major factor in the decline of the immune system in HIV infected patients and AMD070 may help preserve T-cells.

The following illustration depicts the invasion of HIV into a T-cell mediated by chemokine coreceptors:

The identification of new classes of antiretroviral drugs with unique mechanism of action remains an important therapeutic objective for the treatment of HIV.

Intellectual Property

We regard our patent and other proprietary technology rights as an important element to our business.  Our policy is to file patent applications in the United States and internationally in order to protect our technology, including inventions and improvements to inventions that are important to the development and sales of our products.  The evaluation of the patentability of United States and foreign patent applications can take several years to complete and require considerable resources.  As with the patent positions of other pharmaceutical and biotechnology firms, there is no guarantee that any patent applications will result in the issuance of patents or, for issued patents, that they will provide significant proprietary protection, or that they will not be circumvented or invalidated.

We own multiple patents issued by, and patent applications pending with, the United States Patent and Trademark Office, and foreign patent authorities relating to our technology, including MOZOBIL and our other product candidates in development.  Our primary patent covering MOZOBIL expires in 2013.  In the U.S., patent term extensions due to regulatory schedule allow for possible extensions of certain MOZOBIL-related patents until December 10, 2017.  Similarly, MOZOBIL-related patent coverage in the E.U., with a patent term extension, could be effective up to December 16, 2017.   Our principle patent covering AMD070, when and if issued, will expire on December 23, 2022.  A patent term extension due to regulatory schedule would extend the expiry of a patent covering AMD070 to December 23, 2027 for both U.S. and E.U. jurisdictions.  In addition, we have orphan drug designation for MOZOBIL in both the U.S. and E.U., which provide for, among other benefits, market exclusivity for seven and ten years respectively (see "Our Business - Government Regulation").

In addition to the patent strategy outlined above, we also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position. It is our policy to require our employees, directors, consultants, members of the scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or collaborative relationships with us. These agreements provide that all confidential information developed or made known during the course of these relationships are to be kept confidential. In the case of our employees and consultants, agreements are in place providing that all inventions resulting from work performed for us utilizing our

18          AnorMED Inc.

property or relating to our business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

Competition

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intensive competition.  Our competitors include large pharmaceutical, biotechnology and other companies, universities and research institutions.  All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future product candidates.  We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price (see "Our Business - Current Drugs for Mobilization" and "Our Business - Current Drugs for HIV Entry Inhibition").

Government Regulation

The research, testing, development, manufacture, sale and marketing of pharmaceutical products are subject to extensive regulation. Drug licensing laws require, among other things, the licensing of manufacturing facilities and carefully controlled research and testing of products.  In addition, national and local statutes, regulations and guidelines govern the storage, record keeping, labelling, marketing, promotion and distribution of pharmaceutical products.  Failure to comply with applicable regulatory requirements may subject a company to a variety of administrative or judicially imposed sanctions.

Drugs are subject to rigorous regulation by the FDA in the U.S. and by the TPD of Health Canada in Canada. Marketing authorizations in Europe are generally submitted through a centralized procedure. The centralized procedure provides for a MAA throughout the E.U. member states. Alternatively, a mutual recognition and decentralized procedure are also available which can result in approval of a product in selected E.U. member states.  In the U.S., pharmaceutical products, are regulated under federal laws and regulations administered by the FDA and state laws and regulations administered by state health agencies.  In the E.U., these products are regulated under laws and regulations administered by the Enterprise Directorate General, Pharmaceuticals and Cosmetics Unit, of the European Commission in Brussels, Belgium, with the assistance of the European Medicines Agency, or EMEA.  We expect the U.S. and the E.U. to be major markets for our product candidates, when and if approved.  The regulatory process in the U.S., E.U. and Canada share many similarities and is described below.

The steps ordinarily required in the U.S., E.U., and Canada include preclinical laboratory testing, formulation studies, submissions to the regulatory authorities, which must become effective before clinical testing, and adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate.  There can be no assurance that any phase of testing of our product candidates will be completed successfully within any specified time period, if at all. Regulatory authorities such as the FDA may impose, at any time, a hold on a clinical study.  If the FDA imposes a clinical hold, clinical studies cannot be initiated or continued without FDA authorization and then only under terms the FDA authorizes.

The principal activities that must be completed after initial drug discovery, and synthesis work and before obtaining approval for marketing of a product in the U.S. are summarized as follows for illustrative purposes:

•

Preclinical tests include laboratory evaluations of chemistry and formulations, as well as studies to assess the pharmacokinetics and toxicology of the product candidate. Results of preclinical testing are submitted to the FDA as part of an Investigational New Drug Application, ("IND").

•

Clinical studies involve the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators.  Protocols are developed detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.  In the U.S., a study protocol is submitted to the agency as part of the IND. In addition, an institutional review board is required to approve the study protocol and the informed consent information for patients at every participating clinical study site.

•

Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the product candidate is tested to assess safety, toxicity and metabolism.  A Phase I study usually includes a limited

 2006 Annual Report         19

number of healthy human volunteers or patients. Phase II  studies are conducted in a larger patient population to determine the dose tolerance and the optimal dosage regimen.  These studies are also designed to identify potential adverse effects and safety risks and provide preliminary support for the efficacy of the product candidate.

•

If the initial testing of a product candidate appears to be effective with an acceptable safety profile, Phase III trials are undertaken in an expanded population to further evaluate clinical efficacy and safety at geographically dispersed clinical trial sites (multi-center trial). These trials generate information from which the overall benefit-risk relationship relating to the product can be determined and provide a basis for product labelling.

We are conducting two pivotal Phase III studies of MOZOBIL for stem cell mobilization under a SPA.  A SPA provides a forum for the FDA and us to reach agreement on the design, execution and analyses proposed for regulatory approval of protocols reviewed under this process.  SPA agreements are binding between the FDA and the sponsor of a clinical trial and state that the study design meets the scientific and regulatory requirements of the FDA to support a NDA submission.  In December 2004, we received a response from the FDA and proceeded to initiate our Phase III clinical program.  Our agreement with the FDA does not guarantee any particular outcome from regulatory review of the study or the product, including any approvals or expanded product labeling.

In July 2003, the FDA granted us orphan drug designation for MOZOBIL for use in stem cell transplantation.  Orphan drug status provides for seven years of market exclusivity for a designated drug once approved by the FDA.  In addition, orphan drug status entitles a company to various incentives including the waiver of regulatory filing fees, and access to potential grant funding for non-clinical and clinical research undertaken to generate required data for marketing approval.  We were also granted orphan drug status for MOZOBIL by the EMEA.  Orphan drug status in the E.U. provides similar incentives to the orphan drug program in the U.S. The E.U. provides for orphan drug market exclusivity for 10 years from the date of approval.

In October 2005, we announced our plans to seek a Conditional Marketing Authorization ("CMA") in the E.U. for MOZOBIL in early calendar 2007 and a MAA in the E.U. following the completion of our pivotal Phase III studies in the U.S.  We also had been in discussions with potential E.U. partners as a necessary step to meet the requirements of the CMA.  We have since decided to pursue a strategy of filing a full MAA at the earliest practical time and not filing a CMA and therefore we do not require an E.U. partnership to be completed at the current time.  Based on our discussion with the EMEA, we believe that the data from our ongoing Phase III studies in the U.S. will be sufficient to obtain E.U. approval for MOZOBIL.

After completion of the required clinical testing, a NDA is generally prepared and submitted to the FDA. The NDA must include the results of virtually all preclinical and clinical testing and data relating to the product's chemistry, manufacture and testing. The FDA has 60 days from its receipt of the NDA to determine whether the application will be accepted for filing based on the agency's threshold determination of whether the NDA is adequate to undertake review. Once the submission is accepted for review, the FDA conducts an in-depth review of the NDA. As part of its review process, the FDA usually requests additional information and/or clarification regarding information already provided in the submission. Such requests can significantly extend the review period for the NDA. During the later stages of the review process, the FDA may refer the NDA to the appropriate outside advisory committee, typically a panel of clinicians and other experts, for evaluation as to whether the application should be approved or for other recommendations. The FDA is not bound by the recommendations of any of its advisory committees.

Any FDA approval of a product is subject to a number of conditions that must be met in order to maintain approval of the NDA. For example, as a condition of NDA approval, the FDA may require extensive post marketing testing and surveillance to monitor the product's safety, or impose other conditions. Once granted, product approvals may be withdrawn or restricted if compliance with regulatory standards is not maintained or safety concerns arise.

Process Development and Manufacturing

We currently have no plans to establish manufacturing facilities for the commercial production of our product candidates.  If and when our product candidates are approved for marketing, we intend to enter into arrangements with major contract manufacturing entities for the commercial scale manufacturing and distribution of such products.  There can be no assurance, however, that we will be able to reach satisfactory arrangements with such

20          AnorMED Inc.

parties, that such arrangements will be successful or that our partners or contractors will be able to develop adequate manufacturing capabilities for commercial scale quantities.

Sales and Marketing

In September 2005, we announced the addition of Mark Levonyak as our Vice President of Marketing.  Mr. Levonyak's responsibilities include our marketing and commercial development initiatives for MOZOBIL.  We believe that a small, specialized sales, marketing and medical affairs team can serve markets in the U.S., E.U. and Canada.  Our assessment included the evaluation of several commercially successful products that were launched by emerging biopharmaceutical companies and that were developed for specialized markets with customers in concentrated centers.  In the U.S., and the E.U., stem cell transplant procedures are highly concentrated.  According to our market research, of the approximately 120 major transplant centers in the U.S., 50% of all procedures are performed in about 40 centers.  Within the E.U., Germany, France, Spain, the U.K. and Italy account for greater than 70% of all transplant procedures.

Out-licensed Product Candidate Summary

One of the products from our early research, the anti-hyperphosphatemia agent known as FOSRENOL, was  licensed to Shire, who assumed all development and commercialization rights for FOSRENOL.  In 2004, we agreed to sell the global patents for FOSRENOL to Shire and one of its wholly-owned subsidiaries for up to U.S. $31 million, of which we have received U.S. $19 million to date.  FOSRENOL is currently approved and marketed in the U.S., Sweden and Austria for the treatment of hyperphosphatemia in kidney failure patients with approval pending in other E.U. countries and Japan.

We have out-licensed our anti-cancer metal-based product candidate known as picoplatin (formerly NX473).  In preclinical testing, picoplatin demonstrated an improved toxicity profile over the anti-cancer drug cisplatin as well as oral bioavailability.  In April 2004, we granted Poniard Pharmaceuticals, Inc. ("Poniard" formerly NeoRx Corporation) exclusive global commercialization rights, excluding Japan, for picoplatin for up to U.S. $13 million in milestone payments and up to 15% in royalty payments. To date, we understand over 500 patients have been treated with picoplatin.  On July 11, 2005, Poniard announced that they commenced a Phase II clinical trial for picoplatin in patients with small cell lung cancer and that they had recently initiated a second study Phase I/II study for picoplatin in colorectal cancer.

We have also out-licensed our anti-cancer product candidate known as Atiprimod.  We granted Synergy Pharmaceuticals, Inc.  ("Synergy", a subsidiary of Callisto Pharmaceuticals Inc.) an exclusive license to develop, manufacture and commercialize products incorporating Atiprimod for the diagnosis, treatment and prevention of disease in humans.  During the fiscal year ended March 31, 2006, we received a U.S. $200,000 licensing payment from Synergy for Atiprimod.  On June 27, 2006, Synergy's parent company announced that they plan to initiate a single-agent Phase II clinical trial of Atiprimod in advanced carcinoid cancer patients.

Pharmaceutical Pricing and Reimbursement

Sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors.  Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations.  These third party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services.  In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates.  We are in the process of conducting pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our product candidates, if and when they are approved for marketing.  These pharmacoeconomic studies will be used to develop our product value dossiers to support pricing and reimbursement decisions.  Our product candidates may not be considered cost-effective.  Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

 2006 Annual Report         21

Employees

As of March 31, 2006, we employed 142 persons, 107 of whom hold advanced degrees in science or business, including 52 who hold PhD, MD or MSc degrees.  Of these 142 employees, 108 are involved in research and development, 5 in manufacturing and operations, 7 in business development and marketing, and 23 are in management/administration.

Facilities

Our corporate head office and main laboratory is located in Langley, British Columbia, Canada.  Our 43,472 square foot facility currently houses a modern laboratory and administrative offices.  We moved into these facilities in February of 1997 under a 10-year lease with the option of three additional five-year renewal terms.  Annual lease commitments are approximately $590,000 over the initial term of the lease.

DIVIDENDS AND DIVIDEND POLICY

We have not paid any dividends since our incorporation.  We intend to retain all of our available funds, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.  Our ability to declare and pay dividends is subject to the CBCA, the corporate statute by which we are governed.  Our constating documents do not contain any restriction that could prevent us from paying dividends, although our preferred shares, if any were issued, carry a preferential dividend.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in one or more series, without par value.

Common Shares

The holders of our common shares are entitled to receive notice of any meeting of our shareholders, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote, and to attend and vote thereat.  Each of our common shares entitles its holder to one vote on any poll that may be conducted.  Subject to the rights of the holders of our preferred shares, the holders of our common shares are entitled to receive on a pro-rata basis such dividends as our Board may declare out of funds legally available for this purpose.  In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of our preferred shares.  The common shares carry no pre-emptive or conversion rights.  As at March 31, 2006, 41,229,405 of our common shares were issued and outstanding.

Preferred Shares

Our preferred shares are issuable from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by our Board.  Our preferred shares will be entitled to priority over our common shares with respect to the payment of dividends and distributions in the event of our dissolution, liquidation or winding-up. The holders of our preferred shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the Board. As at March 31, 2006, none of our preferred shares were issued and outstanding. We have no present intention to issue any preferred shares.

Shareholder Rights Plan

On February 2, 2006, we announced the adoption of our Shareholder Rights Plan (the "Rights Plan") effective February 2, 2006 and expiring on February 2, 2016.  The Rights Plan is required to be confirmed at a meeting of our

22          AnorMED Inc.

shareholders to be held no later than July 31, 2006 or it will expire.  Our Board does not intend to seek confirmation of the Rights Plan and, accordingly, it will lapse on July 31, 2006.

If a person or related group acquires 20% or more of our outstanding common shares, then the rights issued to shareholders under the Rights Plan would entitle their holders (other than the acquirer) under certain conditions to acquire our common shares at a 50% discount from the then prevailing market price.  The dilutive effects of the rights are not triggered by a permitted bid, which is defined in the Rights Plan as a bid for our common shares that meets certain requirements, including the requirement that a take-over bid circular be prepared in compliance with applicable securities laws and that the take-over bid remain open for 60 days.  If a bidder does not wish to make a permitted bid, our Board may still elect to redeem the rights or waive the application of our Rights Plan and allow the offer to proceed without dilution to the bidder.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") and on the American Stock Exchange ("AMEX") under the symbol "AOM".  The following table summarizes the monthly high and low prices and trading volumes for trading on the TSX and AMEX  for each month of the most recently completed fiscal year:

TSX
Month	High	Low	Close	Volume
March/06	$ 8.23	$ 5.49	$ 7.76	4,185,063
February/06	7.72	6.15	7.20	3,740,348
January/06	6.85	4.80	6.29	3,509,114
December/05	4.78	3.00	4.77	1,414,256
November/05	4.35	3.91	3.98	1,042,324
September/05	4.80	4.08	4.14	555,411
August/05	5.10	4.35	4.60	494,770
October/05	4.25	3.75	4.00	458,404
July/05	4.75	3.55	4.43	2,538,460
June/05	3.95	3.50	3.65	1,347,035
May/05	4.08	3.75	3.80	1,216,741
April/05	4.35	3.75	4.00	1,248,915
AMEX
Month	High	Low	Close	Volume
March/06	U.S.$ 7.12	U.S.$ 5.50	U.S.$ 6.60	252,200
February/06	6.79	5.33	6.30	318,000
January/06	5.81	4.15	5.56	1,021,500
December/05	4.15	3.35	4.15	927,100
November/05(1)	3.70	3.36	3.50	2,151,600

(1) Our common shares commenced trading on AMEX on November 4, 2005.  Amounts are for the period November 4, 2005 to November 30, 2005.

Prior Sales

During the fiscal year ended March 31, 2006, we issued an aggregate of 737,962 common shares pursuant to the exercise of options granted under our Incentive Stock Option Plan at exercise prices between $1.75 and $4.24 per share, 36,950 common shares pursuant to our Employee Share Purchase Plan at prices of between $3.18 and $5.98 per share, and 8,625,000 common shares pursuant to a prospectus at a price of $4.00 per share.

 2006 Annual Report         23

DIRECTORS AND OFFICERS

Directors

Our Articles of Incorporation provide that our Board is to consist of a minimum of three directors and a maximum of eighteen directors.  At each annual meeting of our shareholders, our entire Board retires and directors are elected for the next term.  Each of our directors serves until the close of the next annual meeting of our shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our By-laws or with the provisions of the CBCA.  Not less than 25% of the members of our Board are required to be resident Canadians, in accordance with the CBCA.

The name, province or state, and country of residence, position with AnorMED and principal occupation within the last five preceeding years of each of our directors as of June 27, 2006 are as follows:

Name, Province or State, and Country of Residence	Position with AnorMED	Principal Occupation Last Five Years (1)
Kenneth H. Galbraith, C.A. (4) British Columbia, Canada	Chairman of the Board, Director and Acting Chief Executive Officer	President and Chief Executive Officer of Gigha Consulting Inc.

Felix J. Baker, Ph.D. (2,4) New York, United States	Director	Managing Partner of Baker Brothers Investments and a Managing Member of Baker Bros. Advisors, LLC

Paul A. Brennan British Columbia, Canada	Vice President, Business Development, Acting President and Director	Officer of AnorMED

Joseph P. Dougherty, Ph.D. (4,5) New York, United States	Director	Managing Director of Seaview Securities LLC

Henry J. Fuchs, M.D. (2,5) California, United States	Director	Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals Inc.

William L. Hunter, M.D.(2) British Columbia, Canada	Director	President and Chief Executive Officer of Angiotech Pharmaceuticals Inc.

Jacques R. Lapointe (2,3) Ontario, Canada	Director	Corporate Director

I. Berl Nadler (3) Ontario, Canada	Director	Partner of Davies, Ward Phillips & Vineberg LLP

Kelvin M. Neu, M.D. (5) New York, United States	Director	Associate of Baker Brothers Advisors, LLC

Klaus R. Veitinger, M.D., Ph.D.(3) Wisconsin, United States	Vice Chairman and Director	Chief Executive Officer of Schwarz Pharma Inc.

Notes:

(1)

Our directors have held their present principal occupations noted opposite their respective names through the five preceeding years except as noted below in their biographies.

(2)

Member of our Compensation Committee.

(3)

Member of our Audit and Risk Committee.

(4)

Member of our Corporate Governance and Nominating Committee.

(5)

Member of our Scientific Committee

24          AnorMED Inc.

Officers

The name, province or state, and country of residence, position with AnorMED and principal occupation within the last five preceeding years of each of our executive officers as of June 27, 2006 are as follows:

Name, Province or State, and Country of Residence	Position with AnorMED	Principal Occupation Last Five Years
Kenneth H. Galbraith, C.A. British Columbia, Canada	Chairman of the Board, Director and Acting Chief Executive Officer	President and Chief Executive Officer of Gigha Consulting Inc.

Paul A. Brennan British Columbia, Canada	Vice President, Business Development, Acting President and Director	Officer of AnorMED

W.J. (Bill) Adams, C.A. British Columbia, Canada	Vice President, Finance, Chief Financial Officer and Secretary	Officer of AnorMED

Gary J. Bridger, Ph.D. Washington, United States	Vice President, Research and Development, and Chief Scientific Officer	Officer of AnorMED

Gary B. Calandra, M.D., Ph.D. Pennsylvania, United States	Vice President, Clinical Development	Officer of AnorMED

Mark A. Levonyak, Washington, United States	Vice President, Marketing	Officer of AnorMED

Renato T. Skerlj, Ph.D. British Columbia, Canada	Vice President, Chemistry	Officer of AnorMED

Biographies

The following are brief biographies of our directors and executive officers.

Felix J. Baker, Ph.D, Director, has served as one of our directors since April 2004.  Dr. Baker is a co-founder and Managing Member of Baker Bros. Advisors, LLC. since 2000. Baker Bros. Advisors manages Baker Brothers Investments, a family of long-term investment funds, which are focused on publicly traded life sciences companies.  From 1994 to 2000, Dr. Baker co-founded and managed a biotechnology investing partnership with the Tisch Family.  Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University.  He is also a director of Trimeris, Inc., Neurogen Corporation, Conjuchem Inc. and Seattle Genetics, Inc.

Paul A. Brennan, Vice President, Business Development, Acting President and Director, has served as one of our directors since June 2006.  Mr. Brennan joined us in May 2002 and brings over 13 year's global experience in the biotechnology and pharmaceutical industries.  Mr. Brennan was Director of Global Licensing at AstraZeneca, a pharmaceutical company where he was responsible for product licensing, technology evaluation and acquisitions. Prior to its merger with Zeneca, Mr. Brennan held the position of Director of International Regulatory Affairs at Astra Draco AB, a pharmaceutical company.  Mr. Brennan received a M.Sc. degree from Queen's University.

Joseph P. Dougherty, Ph.D., Director, has served as one of our directors since April 2006.  Dr. Dougherty is a co-founder and partner at Seaview Securities LLC, a specialty investment bank assisting life sciences companies with private placements, public offerings, mergers and acquisitions and strategic advice. From 2000 to 2003, Dr. Dougherty was a senior biotechnology research analyst at Lehman Brothers, and from 1997 to 2000 at UBS Warburg and predecessor firms.  From 1992 to 1997, Dr. Dougherty was a research scientist at Gilead Sciences, Inc.

 2006 Annual Report         25

in medicinal chemistry and drug development. Dr. Dougherty received his Ph.D. in Bioorganic Chemistry from Columbia University and an A.B. in Chemistry from Harvard University.

Henry J. Fuchs, M.D., Director, has served as one of our directors since April 2006.  Dr. Fuchs is the Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals, Inc., a biotechnology company, since 2005. From 1996 to 2005, Dr. Fuchs held senior management positions at IntraBiotics Pharmaceutical, Inc., and was appointed its Chief Executive Officer from January 2003 to June 2005.  Prior to IntraBiotics, Dr. Fuchs was with Genentech, Inc. from 1987 to 1996 where he held senior clinical and regulatory roles. Dr. Fuchs holds an M.D. from George Washington University and a B.A. in biochemical sciences from Harvard College. Dr. Fuchs serves on the board of directors of IntraBiotics Pharmaceuticals, Inc.

Kenneth H. Galbraith, C.A., Chairman of the Board, Director and Acting Chief Executive Officer has served as our Chairman and one of our directors since April 2006 and Acting Chief Executive Officer since May 2006. Mr. Galbraith is President and Chief Executive Officer of Gigha Consulting Ltd., a consulting and investment management company. Previously, Mr. Galbraith spent more than 13 years in senior management with QLT Inc., a biopharmaceutical company, retiring in 2000 from his position as Executive Vice President and Chief Financial Officer. Mr. Galbraith has served on the board of directors of several public and private biotechnology companies in the United States and Canada including Angiotech Pharmaceuticals, Inc. and Cardiome Pharma, Inc.  Mr. Galbraith holds a B.Com (Honours) from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

William L. Hunter, M.D., Director, has served as one of our directors since April 2006.  Dr. Hunter is the President and Chief Executive Officer and a co-founder of Angiotech Pharmaceuticals, Inc., a medical device and biomaterial company, since 1998.  Dr. Hunter has been a director of a number of companies in fields related to medical science, and currently serves on the board of Neuromed Pharmaceuticals Inc. and Aspreva Pharmaceuticals Corporation. Dr. Hunter is a Director of the Michael Smith Foundation for Health Research, is an advisory board member for the Biotechnology MBA Program at the University of Western Ontario's Ivey School of Business and a member of the Government of British Columbia Premier's Technology Council. Dr. Hunter holds a MSc and MD from the University of British Columbia.

Jacques R. Lapointe, Director, has served as one of our directors since April 2006.  Mr. Lapointe was Chairman and Chief Executive Officer of ConjuChem Inc., a biotechnology company, from 2003 to 2005. Prior to that Mr. Lapointe was, for several years, President, Chief Operating Officer and a director of BioChem Pharma, Inc., a biotechnology firm sold to Shire PLC in 2001.  Prior to BioChem Pharma, Mr. Lapointe worked for 12 years with Glaxo Wellcome plc, a pharmaceutical company, and progressive senior management position within Glaxo's global operations. Mr. Lapointe serves on the boards of directors of various private and public companies, including ConjuChem, Inc. Mr. Lapointe received a B.Com and an MBA (Finance) from Concordia University.

I. Berl Nadler, Director, has served as one of our directors since April 2006.  Mr. Nadler is a partner and member of the Management Committee of Davies, Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montreal and New York. Mr. Nadler has a wide-ranging corporate and commercial practice focusing on acquisitions, financings and restructurings and has advised many public companies. Mr. Nadler has a B.C.L. and an LL.B. from McGill University and an LL.M. from the Harvard Law School. Mr. Nadler has served on the boards of directors of Canron Inc. and Microcell Telecommunications Inc.

Kelvin M. Neu, M.D., Director, has served as one of our directors since April 2006.  Dr. Neu is an Associate of Baker Brothers Advisors, LLC. Dr. Neu trained as a physician-scientist prior to joining the Baker Brothers full time in 2004. Dr. Neu holds an M.D. from Harvard Medical School and the Harvard-MIT Division of Health Sciences and Technology, and spent three years in the Immunology Ph.D. program at Stanford University. Dr. Neu also holds an A.B. (summa cum laude) in Molecular Biology from Princeton University. He currently serves on the board of directors of diaDexus, Inc, a privately-held biotechnology company.

Klaus R. Veitinger, M.D., Ph.D., Director, has served as one of our directors since April 2006.  Dr. Veitinger is a member of the Executive Board of Schwarz Pharma AG, an international mid-size pharmaceutical company, and Chief Executive Officer of Schwarz Pharma's United States and Asian business. Since joining Schwarz Pharma in 1990, Dr. Veitinger has held senior management positions in drug development, strategic planning, business

26          AnorMED Inc.

development and mergers and acquisitions. A medical doctor by background, Dr. Veitinger trained as a surgeon in several European countries and the U.S. Dr. Veitinger has a Ph.D. in Pathophysiology from the University of Heidelberg and an MBA from INSEAD in France. Dr. Veitinger has served as a director of BoneCare International and Aryx Pharmaceuticals and is serving on the board of directors of PhRMA.

W.J. (Bill) Adams, C.A., Vice President, Finance, Chief Financial Officer, Secretary and Treasurer.  Mr. Adams has been with us since June 1997. Prior to joining us, Mr. Adams was Chief Financial Officer of a TSX listed technology company and, prior to that, he was an audit manager with KPMG. Mr. Adams holds a B.Com from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

Gary J. Bridger, Ph.D, Vice President, Research and Development, Chief Scientific Officer.  Dr. Bridger is one of our founders.  Prior to joining us, Dr. Bridger was a senior scientist in chemistry research for Johnson Matthey's biomedical research group.  Dr. Bridger has a Ph.D. in Chemistry from the University of Manchester Institute of Science and Technology (U.K.) and did post-doctoral research at Boston College.

Gary B. Calandra, M.D., Ph.D., Vice President, Clinical Development. Dr. Calandra joined us in September 2000. From 1998 to 2000, he held various positions, including Vice President, Clinical Development, at Pasteur Merieux Connaught, a vaccine company, and from 1987 to 1997 was Senior Director, Clinical Research at the Merck Research Laboratories, a pharmaceutical company.  Dr. Calandra holds a M.D. and Ph.D. in Microbiology from the University of Oregon Medical School.

Mark A. Levonyak,, Vice President, Marketing.  Mark Levonyak joined us in September 2005.  From 2000 to 2005, Mr. Levonyak held progressive positions at Cell Therapeutics Inc., an oncology biopharmaceutical company.  While at Cell Therapeutics, Mr. Levonyak was Vice President, Oncology & Hematology Marketing from 2004 to 2005.  Prior to Cell Therapeutics, Mr. Levonyak worked in progressive commercial roles at SmithKline Beecham Pharmaceuticals, a pharmaceutical company, from 1985 to 2000, leading to the position of Oncology Commercial Director in 1986.  Mr. Levonyak has a BA in both Biology and Chemistry from the California State University System.

Renato T. Skerlj, Ph.D., Vice President, Chemistry.  Dr. Skerlj joined us in 1998.  From 1995 until 1998, Dr. Skerlj held the position of Senior Research Chemist at Merck & Co., Inc., a pharmaceutical company.  Prior to 1995, Dr. Skerlj was a senior scientist with Johnson Matthey's biomedical research group.  He received a Ph.D. in Chemistry from the University of British Columbia and did post-doctoral research at the University of Oxford (U.K.) and Ohio State University.

Our directors and executive officers as a group beneficially own, directly or indirectly, or exercise control direction over, an aggregate of 166,000 or 0.4% (1,406,000 or 3.2% on a fully diluted basis) of our issued and outstanding common shares as of June 23, 2006.  In addition, Dr. Felix Baker is a managing partner of Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., and Baker Biotech Fund II (Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III (Z), L.P. and 14159, L.P., New York, New York, which beneficially own, in the aggregate, 9,411,500 or 22.6% of our issued and outstanding common shares as of June 23, 2006.

RISK FACTORS

You should carefully consider, in addition to the information in this AIF, the risks described in our MD&A for the fiscal year ended March 31, 2006 under the heading "Risk Factors", which is incorporated by reference herein.  If any of such risks materialize, our business, financial condition, results of operations and future prospects will likely be materially and adversely affected.  These risks are not the only ones that may exist.  Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, results of operations and future prospects.

 2006 Annual Report         27

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

We are not aware of any material interest, direct or indirect, of (i) any person or company that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of our outstanding voting securities, (ii) any of our directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction within our three most recently completed fiscal years or during our current fiscal year that has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. The register of transfers for our common shares is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada and branch registers of transfer are located in Toronto at 11th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Canada.

AUDIT AND RISK COMMITTEE INFORMATION

Audit and Risk Committee Mandate

The mandate of our Audit and Risk Committee is attached as an appendix to this AIF.

Composition of the Audit and Risk Committee

Our Audit and Risk Committee is, as of June 27, 2006, composed of Jacques Lapointe (Chair), I. Berl Nadler and Klaus Veitinger.  Each of the members of our Audit and Risk Committee is "independent" and "financially literate" as such terms are defined in Multilateral Instrument 52-110 - Audit Committees.

Pre-Approval Policies and Procedures

Our Audit and Risk Committee has adopted specific procedures for the engagement of our auditor.  These procedures require our auditor to annually provide our Audit and Risk Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the fiscal year for pre-approval.  The Audit and Risk Committee are to review the services with the auditor and our management considering whether the provision of the service is compatible with maintaining the auditor's independence.  Upon pre-approval of the services on the initial list, our management may engage the auditor for specific engagements that are within the definition of the pre-approved services.

Our Audit and Risk Committee has delegated approval authority to the Chair of our Audit and Risk Committee for requests for services not previously presented to the Audit and Risk Committee for pre-approval up to a limit of $10,000 per engagement.  Any services approved by the Chair are to be reported to the full Audit and Risk Committee at its next meeting.

A final detailed review of all public accounting services and fee amounts is to be performed by the Audit and Risk Committee prior to the audit opinion being issued at fiscal year end.  At that time, the auditor is to provide the Audit and Risk Committee with the annual independence letter and the form and content of fees disclosure for our proxy circular.

28          AnorMED Inc.

External Auditor Service Fees

The aggregate fees billed by KPMG LLP, our external auditor, by category, for the fiscal years ended March 31, 2006 and March 31, 2005 are as follows:

Fiscal Year Ended	2006	2005

Audit Fees:

Audit and reviews of the consolidated financial statements	$ 133,500	$ 82,600

Services rendered in connection with the Registration Statements filed on Form 40-F and with the Short-Form Prospectus
Documents	135,300	-

Audit-Related Fees:

Scoping assistance on internal controls over financial reporting	-	24,000

Review of documentation of internal controls over
financial reporting	30,000	16,300

Total Audit and Audit-related Fees	298,800	122,900

Tax Fees for assistance in completion and review of
Annual corporate tax returns and related matters	16,000	17,800

Other Fees	-	-

Total Fees	$ 314,800	$ 140,700

LEGAL PROCEEDINGS

We are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts that we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect, other than the following:

1.

the licensing agreement between us and Shire dated January 9, 2004, as amended as of March 22, 2004, relating to the licensing to Shire of FOSRENOL (referred to under "Our Business - Outlicensed Product Summary"); and

2.

the licensing agreement between us and Poniard dated April 2, 2004, for the development and commercialization of picoplatin  (referred to under "Our Business - Outlicensed Product Summary").

 2006 Annual Report         29

INTERESTS OF EXPERTS

Our auditors, KPMG LLP, have prepared the audit report attached to the audited consolidated financial statements for our fiscal year ended March 31, 2006.  As of June 12, 2006, KPMG LLP was independent with respect of us within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and KPMG LLP were independent public accountants with respect to us within the meaning of the Securities Acts administered by the United States Securities and Exchange Commission and the Independence Standards Board.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, will be contained in our management proxy circular for our annual general meeting of shareholders to be held this year. Additional financial information is provided in our audited consolidated financial statements and our MD&A for our most recently completed financial year.  Additional information relating to us may be found on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") at www.sec.gov under the company name "AnorMED Inc.".

30          AnorMED Inc.

APPENDIX

AUDIT COMMITTEE MANDATE

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The Audit Committee is a committee of, and reports to, the Board of Directors. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, and thereby assist the Board in monitoring:

(1)

the integrity of the financial statements of the Company;

(2)

compliance by the Company with legal and regulatory requirements related to financial reporting;

(3)

the performance, qualifications and independence of the Company's independent auditors; and

(4)

performance of the Company's internal controls and financial reporting process.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this Mandate, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Audit Committee has the authority to determine funding for independent legal counsel, auditors or other consultants or advisors to advise the Audit Committee, and to pay ordinary administrative expenses of the Committee necessary in carrying out its duties.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Audit Committee, who, as representatives of the Company's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management. The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

MEMBERSHIP

The membership of the Audit Committee will be as follows:

(1)

The Committee shall consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company's annual Management Proxy Circular.

(2)

The members' terms of appointment will coincide with the terms of appointment of other board committees, and provide for continuity of membership, while at the same time allowing fresh perspectives to be added.

(3)

The Board will elect, by a majority vote, one member as chairperson.

(4)

The membership of the Audit Committee will meet all independence and financial literacy requirements of the Canadian provincial securities regulatory authorities, and the requirements of such other securities regulatory authorities, exchange or quotations system as may from time to time apply to the Company.

(5)

A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

 2006 Annual Report         31

RESPONSIBILITIES

The responsibilities of the Audit Committee shall be as follows:

(1)

Frequency of Meetings

•

Meet quarterly or more often as may be deemed necessary or appropriate in its judgment, either in person or by telephone.

•

The Audit Committee will meet with the independent auditor without any member of management present at least quarterly, either in person or by telephone

(2)

Reporting Responsibilities

•

Provide to the Board of Directors proper Committee minutes.

•

Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

(3)

Mandate Evaluation

•

Annually review and reassess the adequacy of this Mandate and recommend any proposed changes to the Board of Directors for approval.

(4)

Whistleblower Mechanism and Code of Ethics

•

Adopt and review annually a procedure through which employees and others can confidentially and anonymously inform the Audit Committee regarding any concerns about the Company's accounting, internal accounting controls or auditing matters through the corporate ombudsman and a "whistleblower" hotline. The procedure shall include responding to and keeping of records of, any such complaints and the ombudsman will deal directly with the Chair of the Audit Committee on 'financial' complaints.

•

The committee will ensure that the Company has a published Code of Ethics that covers financial matters, and will monitor the application of that Code. The Corporate Governance Committee will also be responsible for ensuring the functioning of a confidential complaints process for employees.

(5)

Related Party Transaction

•

The Committee shall conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis, and the approval of the Audit Committee shall be required for all such transactions.

(6)

Legal Responsibilities

•

Directly responsible for overseeing the work of the independent auditor, including resolution of disagreement between management and the independent auditor regarding financial reporting. The independent auditor is required to report directly to the Committee.

•

Perform such functions as may be assigned by law, by the Company's articles and bylaws or similar documents, or by the Board of Directors

(7)

Independent Auditor

a)

Nominations

•

Recommend annually to the Board of Directors the independent auditor to be proposed for shareholder approval.

b)

Compensation and Evaluation

•

Approve the compensation of the independent auditor, evaluate the performance of the independent auditor and, if so determined by the Committee, recommend to the Board that the independent auditor be replaced.

c)

Engagement Procedures for Non-audit Services

•

Establish policies and procedures for the engagement of the independent auditor to provide non-audit services and, except as otherwise permitted by applicable securities law, pre-approve all such services.

•

Prohibit the engagement of the independent auditor for any activities not allowed by any of the Canadian provincial securities commissions, or any securities exchange on which the Company's shares are traded including, but not limited to, the following nine types of non-audit services:

i.

Bookkeeping or other services related to accounting records or financial statements of the Company;

ii.

Financial information systems design and implementation consulting services;

32          AnorMED Inc.

iii.

Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

iv.

Actuarial services;

v.

Internal audit outsourcing services;

vi.

Any management or human resources function;

vii.

Broker, dealer, investment advisor, or investment banking services;

viii.

Legal services;

ix.

Expert services related to the auditing service; and

x.

Any other service the Board of Directors determines is not permitted.

d)

Hiring Practices

•

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees and former independent auditor of the Company.

•

Require that no individual who is, or in the past 12 months has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company as a senior officer until at least 12 months after the end of either the affiliation or the auditing relationship.

e)

Independence Test

•

Take reasonable steps to confirm the independence of the independent auditor, which shall include:

i.

Requiring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company;

ii.

Monitor compliance by the outside auditor of the stipulations imposed by the relevant oversight bodies under which the lead or coordinating audit partner and the reviewing partner must rotate every five years by reviewing the auditor's partner rotation succession plan annually;

iii.

Considering and discussing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

iv.

As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

f)

Restrictions

•

Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors' review and examination of the Company's accounts.

g)

Audit Committee Meetings

•

Notify the independent auditor of every Audit Committee meeting and permit the independent auditor to appear and speak at those meetings.

•

At the request of the independent auditor, convene a meeting of the Audit Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

•

Keep minutes of its meetings and report to the Board for approval of any actions taken or recommendations made.

OTHER PROFESSIONAL CONSULTING SERVICES

Engagement Review

•

As necessary, consider with management the rationale and selection criteria for engaging professional consulting services firms related to accounting, financial reporting and related matters.

•

Ultimate authority and responsibility to select, evaluate and approve professional consulting services engagements related to accounting, financial reporting and related matters.

AUDIT AND REVIEW PROCESS AND RESULTS

Scope

•

Consider annually, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

Review Process and Results

 2006 Annual Report         33

•

Review and discuss with management and the independent auditor at the completion of the annual examination and quarterly review, as applicable:

The Company's audited or non-audited financial statements and related notes;

i.

The Company's MD&A and news releases related to financial results;

ii.

The independent auditor's audit or review of the financial statements and its report thereon;

iii.

Any significant changes required in the independent auditor's audit plan;

iv.

The appropriateness of the presentation of any non-GAAP related financial information;

v.

Any serious difficulties or disputes with management encountered during the course of the audit or review; and

vi.

Other matters related to the conduct of the audit or review, which are to be communicated to the Audit Committee under generally accepted auditing standards.

•

Review the management letter delivered by the independent auditor in connection with the audit.

•

Following such review and discussion, if so determined by the Committee, recommend to the Board that the annual financial statements be included in the Company's annual report.

•

Review, discuss with management and approve annual and interim quarterly financial statements prior to public disclosure.

•

Review and discuss with management and the independent auditor the adequacy of the Company's internal accounting and financial controls that management and the Board of Directors have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

•

Meet separately with the independent auditor and management, as necessary or appropriate, to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately with the Audit Committee including any difficulties or disputes between the independent auditor and management.

•

Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals as well as any accruals, provisions or estimates that may have a significant impact on the Company's financial reports, and any other sensitive matters such as disclosure of related party transactions.

•

Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

•

Review with management and the independent auditor any legal matters, tax assessments, correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies and the manner in which these matters have been disclosed in public filings if applicable.

•

Review with management and the independent auditor management's process for identifying, communicating and correcting misstatements, understanding management's tolerance for unadjusted misstatements, and assess the effect of corrected and uncorrected misstatements, if any, on the Company's financial statements.

•

Receive and review the CEO and CFO certifications of quarterly and annual reports required by the Canadian provincial securities regulatory authorities and the requirements of such other securities regulatory authorities, exchange or quotations system as may from time to time apply to the Company.

SECURITIES REGULATORY FILINGS

•

Review filings with the Canadian provincial securities regulatory authorities and other published documents containing the Company's financial statements.

•

Review, with management and the independent auditor, prior to filing with regulatory bodies, the interim quarterly financial reports (including related notes and MD&A) at the completion of any review engagement or other examination.

•

Review the procedures in place for the review of public disclosure of financial information extracted or derived from the financial statements and periodically assess the adequacy of those procedures.

34          AnorMED Inc.

RISK ASSESSMENT

•

Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

•

Assess risk areas and policies to manage risk including, without limitation, environmental, health and safety risk, contracts and general liability exposure, risk of fraud, information, communications and data security, site security, insurance coverage and other areas as determined by the Board of Directors from time to time.

•

Review and discuss with management, and approve changes to, the Company's Corporate Treasury Policy and foreign exchange exposure.

 2006 Annual Report         35

MANAGEMENT'S DISCUSSION & ANALYSIS

This MD&A should be read in conjunction with the audited consolidated financial statements and their accompanying notes for the year ended March 31, 2006. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP").  These differences as they affect the consolidated financial statements are described in Note 13 to our consolidated financial statements.  All amounts following are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to AnorMED Inc., including our Annual Report and our Annual Information Form for the fiscal year ending March 31, 2006, is filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, and on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov, under the company name "AnorMED Inc."

All statements in this MD&A speak only as of May 12, 2006, except as to discussion as of June 2, 2006 as detailed in Note 14 (b) of our consolidated financial statements, unless an earlier date is indicated and, except as required by law and the rules and regulations of the applicable regulatory authorities, we disclaim any obligation to update or revise these statements.

ABOUT FORWARD LOOKING STATEMENTS

The following management's discussion and analysis ("MD&A") contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 or forward looking information within the meaning of applicable securities laws in Canada, which involve substantial known and unknown risks and uncertainties.  Forward-looking statements or information include, but are not limited to:

•

our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs;

•

our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements; and

•

our estimates regarding capital requirements and our expectations of receiving additional financing.

The words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words.

Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements or information may not be achieved and that they should not place undue reliance on any forward-looking statements or information.  Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements or information as a result of numerous risks, uncertainties and other factors, including those  relating to:

•

our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•

our drug candidates require time-consuming and costly additional preclinical and clinical testing and regulatory approvals before commercialization;

36          AnorMED Inc.

•

clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•

our lack of product revenues and history of operating losses;

•

our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

•

our ability to obtain patents and other intellectual property rights for our drug candidates;

•

our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

•

our ability to comply with applicable governmental regulations and standards;

•

development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

•

our ability to succeed at establishing a successful commercialization program for any of our products;

•

our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

•

our ability to successfully attract and retain skilled and experienced personnel;

•

changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

•

changes in foreign currency exchange rates;

•

our business is subject to potential product liability and other claims;

•

our ability to maintain adequate insurance at acceptable costs;

•

our dependence on collaborative partners; and

•

further equity financing may substantially dilute the interests of our shareholders.

Our Annual Information Form and the information contained in the MD&A, particularly in the sections entitled "Risk Factors", discuss these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements or  information. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements or information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements or information.  We undertake no obligation to revise or update any forward-looking statements or information as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

OVERVIEW

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.

Our lead product, MOZOBILTM, is a stem cell mobilizer focused initially in stem cell transplants, a procedure used to restore the immune system of cancer patients who have had treatments that previously destroyed their immune

 2006 Annual Report         37

cells.  MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood.  Once in the circulating blood, stem cells can be collected for use in a stem cell transplant.  In Phase II studies, MOZOBIL consistently demonstrated the ability to help cancer patients collect more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.

MOZOBIL is currently the subject of two Phase III clinical studies at 45 major centres in the U.S., Canada and Europe involving 300 cancer patients, each with either non-Hodgkin's lymphoma or multiple myeloma and who are undergoing autologous stem cell transplantation as a part of their treatment.  Both Phase III studies are randomized, double-blind, placebo- controlled, comparative trials of MOZOBIL plus Granulocyte Colony Stimulating Factor (" G-CSF ") versus placebo plus G-CSF, the current standard drug used to stimulate the mobilization of stem cells from bone marrow.

We expect to complete patient recruitment of both Phase III studies by the end of 2006 and announce top-line results from the studies by the second calendar quarter of 2007.  If successful, the results of these clinical studies would be the basis for filings during 2007 and 2008 in the United States, Canada, the European Union ("E.U.") and other countries seeking approval to market MOZOBIL for these indications.

AMD070 is an orally available small molecule inhibitor of the CXCR4 chemokine receptor.  CXCR4 can be used by HIV to enter and infect healthy cells. AMD070 is currently recruiting in two proof-of-principal trials to evaluate safety and preliminary efficacy inhibiting HIV entry in HIV infected patients. One trial is being conducted in collaboration with the U.S. Adult AIDS Clinical Trial Group ("ACTG"), and the other is the AnorMED-sponsored XACT trial.  Preliminary safety and activity results from the XACT trial were announced in the fourth quarter of Fiscal 2006. Another AnorMED-sponsored clinical trial, Phase I - XIST, was initiated in the first quarter of Fiscal 2007 to study potential drug interactions of AMD070 in healthy volunteers.

We also have research programs focused on novel classes of compounds that target specific chemokine receptors known to be involved in a variety of diseases:

•

CCR5 in HIV - we have an active program to identify inhibitors of the CCR5 chemokine receptor that is also used by HIV to enter and infect healthy cells. We are working to identify a lead clinical candidate in this program in Fiscal 2007.

•

CXCR4 in Oncology - we have a number of well established collaborations with research groups around the world and plan to continue with the preclinical work being done in this area.

We also have several licensing agreements for products which we developed a number of years ago:

•

FOSRENOL™ has received U.S. and Swedish regulatory approvals and is licensed to Shire Pharmaceuticals Group plc ("Shire") who may purchase the global patents from us upon payment of U.S.$31 million. We have received U.S.$19 million in milestone payments to date.

•

Picoplatin (formerly NX473) has been licensed to Poniard Pharmaceuticals, Inc. ("Poniard", formerly NeoRx Corporation) for up to U.S.$13 million in milestones and up to 15% in royalty payments. This drug candidate is in Phase II clinical trials.

•

Atiprimod has been licensed to Synergy Pharmaceuticals Inc. ("Synergy", a wholly-owned subsidiary of Callisto Pharmaceutials, Inc.) for up to U.S.$30 million in milestones and up to 15% in royalty payments.  This drug candidate is in a Phase Ib/IIa clinical trial.

FISCAL 2006 DEVELOPMENTS

MOZOBIL

At the beginning of Fiscal 2006, enrollment into the Phase III trials for MOZOBIL was  being initiated and recruitment of the targeted 300 patients in each of the non-Hodgkin's lymphoma and multiple myeloma trials had

38          AnorMED Inc.

begun. During Fiscal 2006 we initiated additional transplant sites in Canada, Germany and the U.S., allowing us to achieve 65% recruitment at the end of this fiscal period.  We are maintaining our goal to complete Phase III enrollment in both studies by the end of calendar year 2006.   Based on the required follow - up period for each study, we expect to announce top-line data from both studies by the second calendar quarter o f 2007.  Both of these studies are in accordance with our Special Protocol Assessment with the FDA.

Our Phase II program to support planned regulatory filings in both Europe and the U.S . has five protocols currently recruiting. One European Phase II trial has recently completed enrollment and four other Phase II's continue to recruit at sites in the U.S. and Canada. All of these clinical trial costs are being borne by AnorMED including a trial with MOZOBIL in combination with G-CSF and Rituxan that was initiated in the first quarter of Fiscal 2007.

Our Compassionate Use of MOZOBIL Program ("CUP") has now enrolled over 230 patients and provides MOZOBIL to cancer patients who have failed prior attempts to collect stem cells for transplant using standard mobilization regimens.  Preliminary data on CUP, as well as several other MOZOBIL clinical and preclinical study results, was presented at the American Society of Hematology annual meeting that was held December 10-13, 2005 in Atlanta, Georgia and the European Bone Marrow Transplant annual meeting held March 19-20, 2006 in Hamburg, Germany.

A Phase I safety study of MOZOBIL in renal patients was initiated during the year.  The study is a requirement for the filing of a New Drug Application ("NDA") to the U.S. Food and Drug Administration ("FDA") expected to occur in the fourth quarter of calendar 2007.  In addition, investigator sponsored studies are ongoing to evaluate MOZOBIL as a single agent in allogeneic transplantation.

We expect that our clinical trial costs will increase directly with the rate of recruitment achieved in these trials over the next several months. Results from these trials are expected to be reported at various scientific conferences throughout Fiscal 2007.

AMD070

In October 2005, we expanded our AMD070 CXCR4 Entry Inhibitor clinical program. In addition to a Phase Ib/IIa study for AMD070 being conducted by the ACTG, we initiated patient enrollment for a new AnorMED sponsored Phase Ib/IIa study in HIV patients on November 29, 2005. This trial, called XACT, involves two sites, one in the U.S. and the other in the U.K. The trial design is similar to the ACTG trial, with a major difference being the fact that patients will not be required to forgo treatment for the 7 days after the 10-day treatment with AMD070.  Our responsibility to the ACTG collaboration continues to be the manufacturing and analytical costs associated with the supply of drug product, the cost of patient screening and some data analysis, with the remaining costs of this trial being funded by the ACTG. The XACT study is fully funded by AnorMED and we reported preliminary clinical data from this trial in March 2006.

In the first quarter of Fiscal 2007, we recruited our first volunteer into a Phase I clinical trial, called XIST, which is a drug interaction study in healthy volunteers.  In addition, over the next fiscal year, we expect to complete three-month preclinical safety testing with AMD070.  Except where otherwise noted, the costs of AMD070 will be our responsibility and we anticipate our clinical trial costs in Fiscal 2007 to remain consistent with the costs incurred in Fiscal 2006 for this program.

Research Programs

Our in-house research program continues to make progress in the identification of HIV entry inhibitors targeting the CCR5 receptor and in the optimization of pharmacokinetic parameters for the selection of a lead for clinical development.

Licensing Agreements

Shire has an agreement with AnorMED to purchase the global patents for FOSRENOL for up to U.S.$31 million in milestone payments to be made upon regulatory approvals in the United States, the E.U. and Japan.  The first approval came from Sweden in March 2004 and we received U.S.$1 million.  The second approval came from the

 2006 Annual Report         39

U.S. in October 2004 and we received U.S.$18 million.  During the third quarter of Fiscal 2005, Shire exercised its option and agreed to make a U.S.$6 million milestone payment to us upon regulatory approval in Japan.  If regulatory approvals for FOSRENOL are granted in the relevant E.U. countries we expect to generate additional milestone payments from Shire totaling U.S.$6 million.  We expect these milestone payments to occur in Fiscal 2007.

Poniard recently entered picoplatin into a Phase I/II colorectal cancer clinical trial.  This drug candidate is also being studied in a Phase II clinical trial in small cell lung cancer patients.  Poniard completed a U.S.$65 million financing in April 2006 and is focused on building a diverse oncology pipeline through in-house research and in-licensing.  We granted Poniard a licensing agreement with exclusive global rights, excluding Japan, to develop, manufacture and commercialize picoplatin for treatment of any human disease.  Through this agreement we are eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and Poniard common stock.  The licensing agreement provides that we are to receive royalty payments of up to 15% on any product sales.

During this fiscal year, we received a U.S.$200,000 licensing payment from Synergy for Atiprimod.  Synergy is continuing to evaluate the anti-cancer properties of this drug candidate in a Phase Ib/IIa clinical trial in relapsed multiple myeloma patients.  We granted Synergy an exclusive license to develop, manufacture and commercialize products incorporating Atiprimod for the diagnosis, treatment and prevention of disease in humans.  The licensing agreement consists of an annual maintenance payment of U.S.$200,000, milestone payments on registration applications and approvals, and royalties of 10 - 15% based on product sales.

We do not expect to generate sustained profitability unless and until additional product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

Corporate Developments

During our first quarter of Fiscal 2006, we incorporated a U.K.-based subsidiary, AnorMED U.K. Limited.  To date, this wholly-owned subsidiary's sole purpose is to be our legal representative in the E.U. as is now required for carrying on clinical trials in the E.U.  The operations of this subsidiary are minimal since the conduct of our current E.U. clinical trials are the responsibility of AnorMED Inc.  However, we plan to expand operations during Fiscal 2007 when we begin additional clinical trials in the E.U.

In September 2005, we augmented our management team with the addition of Mark Levonyak as our Vice President of Marketing and tasked him with the responsibility for continuing marketing and commercial development initiatives relating to MOZOBIL.

In October 2005, we announced our plans to seek a Conditional Marketing Authorization ("CMA") in Europe for MOZOBIL in early calendar 2007 and a Marketing Authorization Application ("MAA") in Europe following completion of our Phase III studies in the U.S.     We also had been in discussions with potential E.U. partners as a necessary step to meet the requirements of the CMA.  We have since decided to pursue a strategy of filing a full MAA by the earliest practical time and not filing a CMA and therefore do not require an E.U. partnership to be completed at the current time.  We currently expect to file an MAA for MOZOBIL in calendar 2008, subject to the successful outcome of the current Phase III studies.  Regional partnerships or local distributorship arrangements are expected to be finalized in the future to meet our current commercialization timelines.

Effective November 3, 2005, the United States Securities & Exchange Commission ("SEC") approved our Registration Statement on Form 40-F to register our common shares pursuant to Section 12(b) of the Securities Exchange Act of 1934. Our shares became eligible for trading on the American Stock Exchange ("AMEX") on November 4, 2005.

On December 8, 2005, we received net proceeds of approximately $32 million on completion of a public offering of common shares. We issued 8,625,000 common shares at a price of $4.00 per common share. This transaction included a base issuance of 6,250,000 common shares plus two fully subscribed options of 1,250,000 and 1,125,000 common shares.

40          AnorMED Inc.

On January 17, 2006, we received a requisition for a Special Meeting of Shareholders (the "Special Meeting of Shareholders") from our largest shareholder group . The Special Meeting of Shareholders was held on April 21, 2006  and a new Board of Directors was elected .  The financial implications of the Special Meeting of Shareholders are discussed in detail in Notes 8 and 14 of our consolidated financial statements.

Our financial condition and results of operations for Fiscal 2006 were consistent with management's expectations with the exception of the financial effects of the Special Meeting of Shareholders, the SEC registration, the AMEX listing, and a regulatory delay in the milestone payments to be received from Shire. In some instances the timing of certain expenditures were different than originally planned due primarily to the timing of clinical trials, which is inherently difficult to predict due to the number of regulatory and contractual requirements necessary to initiate trials, and the uncertainties of patient enrollment in clinical trials.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

AnorMED's consolidated financial statements are prepared in accordance with Canadian GAAP.   These accounting principles require us to make certain estimates and assumptions.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that they are made.  Actual results may differ from our estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during each reporting period.  Significant areas requiring the use of management estimates relate to recognition of revenue, stock-based compensation, amortization of property and equipment, and determination of accrued liabilities. The reported amounts and note disclosure are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions.

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results include revenue recognition, patents, stock-based compensation, property and equipment, and accrued and contingent liabilities.  These and other significant accounting policies are described more fully in Note 2 of our consolidated financial statements.

Revenue Recognition

Our sources of revenue have been derived from research and development collaborations, and licensing fees comprised of initial fees and milestone payments.  Research revenue, that includes payments due under collaborative research and development agreements that are non-refundable, is recorded as revenue as the related expenditures are incurred pursuant to the agreement and provided collectability is reasonably assured. Licensing revenue, that includes initial fees and milestone payments that are non-refundable, is recorded as revenue unless the Company's ongoing involvement is required in which case the revenue is deferred and amortized into income over the estimated period of our ongoing involvement.  For Fiscal 2006, all of our revenue was comprised of milestone payments under various license agreements as described under "Fiscal 2006 Developments".  All of the milestone payments that were due under these agreements in Fiscal 2006 have been received.  Since there was no ongoing involvement that was required of us under the license agreements, we recorded all of the milestone payments that were due during Fiscal 2006 as revenue for the year.  Further details of the treatment of each element of collaborative agreements are disclosed in Note 2(h) of our consolidated financial statements.

Patents

In Fiscal 2006 all costs for filing and maintaining patent claims were expensed in the period in which they were incurred.  This treatment was applied retroactively. AnorMED's intangible assets are comprised of patents to protect our intellectual property that is generated through our research programs.

 2006 Annual Report         41

Stock-based Compensation

In Fiscal 2004, we adopted a change in accounting for employee stock-based awards.  In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003.  The transitional provisions outlined by CICA Section 3870 allow that only options granted, modified or settled since April 1, 2003 need to be recorded as compensation expense using the fair value method.  Prior to the adoption of this method, we disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method.   Due to the allowance of the prospective treatment of the compensation expense, the change in accounting policy required no restatement of prior year's financial statements. We do however continue to disclose the pro forma effect of accounting for stock options awarded to employees under the fair value method prior to March 31, 2003. Refer to Note 5(d) of our consolidated financial statements for the pro forma financial results using the fair value method of accounting for stock-based compensation.  Fiscal 2006 is the final reporting period for which pro forma information will be reported.

The Black-Scholes options pricing model is used in calculating the fair value of options granted during the year as required under the new accounting rules. However this model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable, which are characteristics that are significantly different from our employee stock options.  In addition, this option-pricing model requires the input of highly subjective assumptions including the expected stock price volatility.  We use projected data for expected volatility and expected life of our stock options based upon historical and other economic data trended into future years, however changes in these subjective input assumptions can materially affect these estimates and consequently the measure of the fair value of our employee stock options. Additionally, this accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations.

Property and Equipment

The valuation and amortization of property and equipment is a critical accounting estimate because of the long-term nature of these assets. Judgement is exercised and assumptions are made when determining whether the carrying value of the property and equipment exceeds the recoverable value based on future undiscounted cash flows. Amortization of property and equipment is calculated using various rates based on managements' estimate of the expected useful life of the asset. Factors considered in estimating the useful life of property and equipment include our expected use of the asset, legal, regulatory and contractual provisions that may limit its useful life, the effects of obsolescence, and the level of maintenance expenditures required to obtain the expected future economic benefit of the asset. After evaluating the events and changes in circumstances affecting the carrying value and amortization of property and equipment, we determined that an impairment loss is not required and that the rates of amortization detailed in Notes 2(f) and (g) of our consolidated financial statements are appropriate as at and for the year ended March 31, 2006. Any significant changes to our assessment could possibly result in an impairment loss of a portion of, or up to the full amount of, the unamortized value of our property and equipment at the time of the determination.

Accrued and Contingent Liabilities

We have established collaborative agreements with certain hospitals and academic and corporate laboratories that provide resources and expertise that complement our clinical development as well as our research and development programs. Typically these agreements can span over a number of years or accounting periods such as a fiscal quarter.  Since payments under these agreements may not coincide with the period in which the services were rendered, judgement is required in estimating the amount of expense to be recorded in each accounting period. Similarly, judgement is required in determining the amount of expenditures that are contractually committed under the various agreements. Factors that we consider in estimating the amount of expense for the quarter may include one or all of: the contractual terms, the level of services provided and/or the goods delivered, and the proportion of the overall contracted time that has elapsed during the period. In making these assessments we sometimes rely on information provided from contractors at remote sites that are not conducive for immediate independent verification. We perform periodic reviews of our collaborators' sites and receive verification by way of reports and delivered

42          AnorMED Inc.

products. Changes to these estimates may result in greater or less expenses in an accounting period and the maximum expense under committed programs is disclosed in Note 7(c) of our consolidated financial statements.

Commitments, with respect to contractual obligations other than those described above, are disclosed, as required by Canadian GAAP, when they are significant in relation to our current financial position or future operations.  Contingencies are accrued and disclosed in the notes to the consolidated financial statements in accordance with CICA Handbook Section 3290.  The nature of the contingency, an estimate of the gain or loss where possible and whether an accrual of the contingent loss has been made should evidence full disclosure.   At the end of this fiscal year, we have disclosed additional material commitments and a contingency pertaining to the Special Meeting of Shareholders as described in Notes 8 and 14 of our consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators' rules and forms.  Our Acting Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of March 31, 2006 and concluded that our current disclosure controls and procedures are effective.

SELECTED FINANCIAL INFORMATION

The following is selected consolidated financial information for our 2006, 2005 and 2004 fiscal years:

(In thousands of Canadian dollars except per share information) Revenue	2006 $ 295	2005 $ 24,268	2004 $ 2,022
Research and development expenses	32,227	19,561	14,808
General and administrative expenses	10,057	6,731	5,101
Amortization	881	886	1,176
Net loss	(41,467)	(2,169)	(17,531)
Loss per share (1)	(1.20)	(0.07)	(0.64)
Total assets	68,168	70,220	69,717
Total long-term liabilities	-	-	-
Accumulated deficit	(131,440)	(89,973)	(87,804)
Total shareholders' equity	59,134	65,511	66,049

(1)  Diluted loss per share has not been presented for Fiscal 2006, 2005 and 2004 since our stock options were anti-dilutive.

We have not declared any cash dividends since the inception of the Company.   We intend to retain all available funds, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.

The following Results of Operations describe the period variations and trends in financial condition and results of operations.

RESULTS OF OPERATIONS

We reported a net loss of $41.5 million or $1.20 per common share in Fiscal 2006 compared to a net loss of $2.2 million or 7 cents per common share in Fiscal 2005 and a net loss of  $17.5 million or 64 cents per common share in Fiscal 2004.

The trend of our net losses - $41.5 million in Fiscal 2006, $23.8 million in Fiscal 2005 (adjusted for revenue of approximately $21.6 million from the Shire payment), and $17.5 million in Fiscal 2004 - reflects the continued advancement of our clinical programs and our expansion and growth as a drug development company.  Our costs

 2006 Annual Report         43

increased with the initiation of our Phase III clinical trials for MOZOBIL in the fourth quarter of Fiscal 2005 and with the broadening of our AMD070 clinical trial program during Fiscal 2006.  The events that varied from our expected results in Fiscal 2006 were:  (i) patient recruitment of 65% in MOZOBIL's Phase III trials was lower than expected which resulted in lower related costs during the fiscal year; (ii) longer than expected time to identify a lead drug candidate for development in our CCR5 program that resulted in lower expenditures for preclinical studies and manufacturing costs of approximately $1.4 million;  (iii) additional toxicology costs for AMD070 offset by lower clinical trial costs due to slower than expected recruitment rates;  (iv) the delay in receiving anticipated E.U. regulatory approvals for FOSRENOL which would have triggered up to U.S.$6 million in milestone payments from Shire, and;  (iv) the SEC registration, AMEX listing and the Special Meeting of Shareholders, which occurred out of the normal course of business.

REVENUE

In Fiscal 2006 we recognized revenue of $295,000, the majority of which was an annual maintenance payment on a licensing agreement with Synergy (as described under "Fiscal 2006 Developments").  Revenue recognized in Fiscal 2005 was primarily from the U.S.$18 million (approximately $21.6 million) payment in the third fiscal quarter from Shire as a result of the U.S. regulatory approval of FOSRENOL. We also received licensing revenue in the form of milestone payments of approximately $2.3 million in our first quarter of Fiscal 2005 from Poniard for the licensing of picoplatin.  In Fiscal 2004, the majority of the licensing revenue came from a U.S.$1 million payment from Shire as a result of the first regulatory approval of FOSRENOL in Sweden in March 2004.  The remaining revenue in all three fiscal years consisted primarily of payments on existing licensing agreements with Synergy, Bristol-Meyers Squibb Medical Imaging Inc. and North American Scientific Inc. (the latter two agreements having terminated in Fiscal 2005).  Interest income is recorded as "Other income" in our consolidated financial statements.

Additional regulatory approvals and an E.U. market launch for FOSRENOL are anticipated in Fiscal 2007.  The regulatory and reimbursement approvals in the relevant European countries, if granted, are expected to generate a further U.S. $6 million in milestone payments in Fiscal 2007. It is unlikely that FOSRENOL will be approved in Japan in Fiscal 2007. Additionally, we do not expect significant additional milestone payments from any of our other existing partnerships during Fiscal 2007.  We expect that sources of revenue for the next two years will be from interest income , payments under existing licensing and collaborative research agreements and payments under new licensing and collaborative research agreements .    Any new licensing agreements that we enter into  may contain upfront and milestone payments that should qualify as licensing revenue either in whole or in part depending on the terms of these agreements.

EXPENSES

Research and Development

Research and development expenditures in Fiscal 2006 increased 65% over those recorded for Fiscal 2005.  This result was expected as our clinical programs for MOZOBIL and AMD070 have progressed and we continue to expand our trials.  The MOZOBIL Phase III trials that began late in the previous fiscal year increased patient enrollment significantly year over year as we initiated additional trial sites in U.S., Canada and Europe. that improved the recruitment rate and provide d better access to the protocols.  We also doubled the number of patients treated with MOZOBIL through CUP, had ongoing recruiting in a average of five Phase II trials over the course of the year, and initiated a Phase I study for renal insufficiency in the third quarter of Fiscal 2006.  In addition, in Fiscal 2006 we contracted the manufacture of validation batches of both drug substance and drug product and incurred the associated analytical work.  MOZOBIL costs are expected to continue on the same pace as the last two quarters of Fiscal 2006 until the completion of the Phase III trials anticipated in the third quarter of Fiscal 2007.

With AMD070, manufacturing of both drug substance and drug product also took place during Fiscal 2006 with a new formulation.  Bridging toxicology costs were incurred and long-term toxicity tests were initiated to ensure that the new formulation had the same characteristics as the product being used in the clinical trial program.  These tests are ongoing and more work will be necessary for the new formulation to proceed into clinical testing.  The AMD070 clinical program, which had been managed predominantly by the ACTG until this year, was expanded with Phase I

44          AnorMED Inc.

and II trials managed and fully funded by AnorMED. These two AnorMED-sponsored clinical trials are XACT, a study that is designed to overcome some of the protocol restrictions of the ACTG trial, that began recruitment in the third quarter; and XIST, a drug interaction study that enrolled its first patient in the first quarter of Fiscal 2007.  Over the next several quarters, we plan to continue our preclinical safety studies of lead formulations of AMD070 and complete a drug manufacture to support future clinical studies, including drug interaction studies.

To accomplish the development work for our two drug candidates, as well as to continue our work with the selection of a CCR5 entry inhibitor anti-HIV drug candidate, we increased our research and development staff by 21 in Fiscal 2006 for a total of 113 personnel involved in these areas.  We expect personnel costs to rise as we incur a full year of costs associated with the new hires of Fiscal 2006, as well as the additional cost of attracting and retaining new experienced employees to enable our products to be commercialized.

Stock-based compensation expense for Fiscal 2006, recorded as personnel costs, in research and development expenses and general and administrative expenses, was $907,000 and $302,000 respectively compared to $958,000 and $319,000, respectively, in Fiscal 2005. See Note 5(d) in our consolidated financial statements for additional details relating to this expense.

General and Administrative

General and administrative costs in Fiscal 2006 were up almost 50% in comparison to Fiscal 2005 due to a combination of factors.    Our efforts in marketing and commercial development initiatives relating to MOZOBIL were increased during the year, including the recruitment of a Vice President of Marketing . Business development was engaged in partnering discussions throughout the year as a result of our strategic intention to seek a partner for the commercialization of MOZOBIL in Europe.  The SEC registration and the resulting AMEX listing incurred legal and accounting costs as well as filing fees, that were outside the normal course of business.  The AMEX listing created additional requirements in investor relations, legal and accounting, as well as increased insurance costs.  The Special Meeting of Shareholders was an unexpected event that incurred legal and associated costs of approximately $1.3 million in Fiscal 2006 and a further $2.0 million to be reflected in early Fiscal 2007. Also, a charge of approximately $4.1 million will be recorded in the first fiscal quarter of 2007 relating to severance and retention payments to management as a result of the election of a new Board by shareholders on April 21, 2006. The Special Meeting of Shareholders costs are more fully described in Notes 8 and 14 of our consolidated financial statements.

Personnel levels increased by 5 in Fiscal 2006 to a total of 34 due to marketing needs and increased regulatory and compliance issues in accounting.  We expect general and administrative costs to increase next fiscal year due to a number of factors including the Special Meeting of Shareholders costs, severance and other payments, as a result of the change in the composition of the Board, the additional demands on investor relations, and administrative support in relation to both the AMEX listing and our move towards commercialization.

Amortization

Amortization expense decreased marginally in Fiscal 2006 even though capital expenditures increased substantially over Fiscal 2005.  Two major capital projects, office expansion and renovations and the Electronic Document Management System ("EDMS"), were primarily responsible for the expenditures, but neither project was substantially complete at the end of Fiscal 2006.  As a result, no amortization has been taken on these assets in this fiscal period.  Fiscal 2007 and future years are expected to experience the increase in amortization expense from these assets and from future capital requirements to support our growth to commercialization.  For Fiscal 2006, the attainment of full depreciation of individual assets from within our pool of assets and disposals through the normal course of business, have offset the remainder of the capital purchases made during the year.

OTHER INCOME

The continuing trend of rising U.S. and Canadian interest rates increased our interest income in Fiscal 2006 over Fiscal 2005 and Fiscal 2004.  All three fiscal years experienced higher average cash and investment balances during the year as a result of a cash infusion in their third quarters.  In Fiscal 2006 we closed a financing in December 2005 ($32 million), in Fiscal 2005 we received a milestone payment from Shire in October 2004 (U.S.$18 million), and in

 2006 Annual Report         45

Fiscal 2004 we closed another financing in December 2003 ($27.6 million).  The position of the U.S. dollar in relation to the Canadian dollar weakened over the course of Fiscal 2006, lowering the value of our U.S. cash reserves.   We recognized a foreign exchange loss of $53,000 in the fourth quarter of Fiscal 2006 and $443,000 for the full Fiscal 2006.  Our long-term investment in common shares of Poniard maintained its carrying value at year end and no impairment charge for a permanent decline in value was recorded during the year.  In Fiscal 2005, a loss on the revaluation of investments of $984,000 was recognized.  For more details on this investment refer to Note 3 of our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, we had working capital of $55.2 million and our total cash position was $62.3 million.  Our cash reserves remained consistent year over year due to the financing proceeds of $32 million received December 2005 and to the receipt of the U.S.$18 million milestone payment from Shire in October 2004. Our cash reserves are primarily held in investments with maturities of less than 90 days due to the relatively higher yields that continue to be available for short-term maturities.  From inception through to March 31, 2006, we have received approximately $174 million in net cash proceeds from the sale of equity securities by way of private and public financing.   These cash resources, in addition to the funds generated from licensing revenue, interest income, and public and private sales of equity, are used to support our continuing clinical studies, research and development initiatives, working capital requirements and general corporate purposes.

During Fiscal 2006, we expended $1,594,000 for capital items, which is a 64% increase over spending in Fiscal 2005.  In preparation for our future NDA filing for MOZOBIL, we entered into an agreement with a supplier during Fiscal 2006 to validate and install an EDMS, so that we can electronically file our regulatory submissions with the FDA instead of sending paper.  The full implementation is expected to be completed by the end of the first quarter of Fiscal 2007.  We also renovated and expanded our existing office space to accommodate our personnel growth, which had accompanying costs of computer hardware and software, office equipment, furniture, and leasehold improvements.  As of March 31, 2006, we have material commitments of $561,000 resulting from this renovation process, which is expected to be completed in the first quarter of Fiscal 2007.  These commitments are expected to be funded from our available cash on hand.

At March 31, 2006, we have a valuation allowance equal to our future tax asset since we have not established a pattern of profitable operations for income tax purposes. We do not expect to pay income taxes in Fiscal 2007 and we anticipate that when we do become taxable, we will be taxed at statutory Canadian tax rates.

We also have 2,885,150 stock options outstanding that are exercisable at prices between $1.75 and $20.10 per share.  If all outstanding stock options were exercised, we would receive proceeds of approximately $19.4 million.  As a result of the change in composition of our Board of Directors approved at the Special Meeting of Shareholders, accelerated vesting provisions for existing stock options under the Company's Incentive Stock Option Plan were triggered.  Under the terms of the plan, the vesting of 592,160 existing stock options for employees will accelerate and become fully exercisable on October 21, 2006.  We believe that the accelerated vesting will not have a material impact on our financial position.

Interest Rates

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. We invest our cash reserves in a diverse portfolio of liquid, high-grade investment securities with varying terms to maturity (not exceeding one year), selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments until maturity.  We attempt to minimize the credit risk of our short-term investments by investing in a variety of investment grade marketable securities. If market interest rates were to increase immediately and uniformly by 10% from levels at March 31, 2006, the fair value of the portfolio would decline by an immaterial amount.

46          AnorMED Inc.

Foreign Currency Exchange

We purchase goods and services in both Canadian and U.S. dollars. Foreign exchange risk is primarily managed by satisfying non-Canadian denominated expenditures with cash flows or assets denominated in the same currency. As at March 31, 2006, we do not have any forward currency contracts or other financial derivatives in place to hedge exchange risk.   A sudden or significant change in foreign exchange rates could affect our future operating results or cash flows.  If the Canadian dollar was to increase by 5% against the U.S. dollar and we did not have a hedge in place, we would incur an unrealized foreign currency translation loss of an immaterial amount.

Contractual Obligations

The following table lists our contractual obligations as at March 31, 2006.  We expect to fund these expenditures out of our available cash and short-term investments.

Contractual Obligations	Payments Due by Period
(In thousands of Canadian dollars)	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years

Long term debt	$ -	$ -	$ -	$ -	$ -
Capital lease obligations	-	-	-	-	-
Operating lease obligations (1)	496	496	-	-	-
Research expenditures (2)	10,240	5,982	4,258	-	-
Purchase obligations (3)	1,029	1,029	-	-	-
Other long-term obligations	-	-	-	-	-
Total	$11,765	$7,507	$4,258	$ -	$ -

(1) Represents minimum lease payments under an operating lease for our premises.  For further details see Note 8 of our consolidated financial statements.

(2) Represents committed expenditures under collaborative agreements.  For further details see Note 7 (c) of our consolidated financial statements.

(3) Represents committed expenditures for contracted goods and services.  For further details see Note 8 of our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, have not signed any letters of credit and have not granted any performance bonds.

Related Party Transactions

We did not have any transactions with related parties during the year that are outside of the normal course of our business and are reportable under Canadian GAAP.

Outstanding Share Data

On December 8, 2005, we completed a financing of 8,625,000 common shares at a price of $4.00 per common share for gross proceeds of $34.5 million. We incurred share issue costs of $2,503,000 on the offering. As at May 12, 2006, we had 41,407,223 issued and outstanding common shares. In addition, as at May 12, 2006, we had 2,458,082 stock options outstanding to purchase common shares at exercise prices ranging from $1.75 to $20.10. The maximum number of authorized common shares available for issuance under our stock option plan is 5,100,000. See Note 5 of our consolidated financial statements for additional details up to March 31, 2006.

 2006 Annual Report         47

RISK FACTORS

You should carefully consider the risks described below, together with all of the information disclosed in our Annual Information Form and our consolidated financial statements for the year ended March 31, 2006 and this MD&A.  If any of the following risks materialize, our business, financial condition, results of operations and future prospects will likely be materially and adversely affected.  The risks described below are not the only ones that may exist.  Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, results of operations and future prospects.

Risks Related to our Business and our Industry

We are at an early stage of development and have not yet demonstrated an ability to successfully overcome the risks and uncertainties associated with our business.

We were founded in 1996 and are at an early stage of development.  As a development stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. There are inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, (iii) obtaining regulatory approval to commercialize these drug candidates, and (iv) obtaining, enforcing and defending patents claiming our inventions and operating without infringing the patents or other intellectual property rights of third parties.  In order to execute our business plan, we will need to successfully advance our core products and programs through the development process, select and develop further drug candidates, build and maintain a strong intellectual property portfolio and avoid infringing the intellectual property rights of third parties, develop and maintain successful strategic relationships, manage costs associated with our research and product development plans, conduct preclinical and clinical trials, obtain regulatory approvals and deliver pharmaceutical products to the market.  If we are unsuccessful in accomplishing these objectives, we may not be able to develop drug candidates, raise capital, expand our business or continue our operations.

Our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization.

The development and commercialization of our products, including MOZOBIL, are subject to extensive regulation by government agencies.  These drug regulatory agencies include the U.S. FDA, Health Canada, the European Medicines Agency ("EMEA") and country-by-country market regulators in Europe, the Japanese Ministry of Health, Labour and Welfare, the Chinese State Food and Drug Administration, and counterparts of these agencies in other countries.  Before we can market a drug product in any of these countries, the applicable regulatory authority in that country must approve a marketing authorization application that we submit for that product.  In the United States, the applications for the type of products we are developing are called "New Drug Applications".  In some countries there are also provincial, state and other local government agencies with authority over the marketing of drugs in their jurisdictions.  Although the U.S., Europe and Japan, together with other nations, have for a number of years been engaged in an ongoing process to harmonize their respective drug testing and marketing authorization approval regulations, there are still substantial variances in these regulations as well as varying scientific and medical opinions among these regulators as to what constitutes proof of safety and efficacy.  Consequently, variances among regulatory approval procedures from country to country may, in some circumstances, require us to conduct additional preclinical or clinical studies that could delay or prevent marketing approval of any of our drug candidates on a country-by-country basis.  In response to well-publicized recent events relating to the safety of approved drugs, drug regulators around the world are increasing their focus on pharmacovigilance (drug safety) during the conduct of clinical trials as well as following the approval of marketing authorization applications, such as NDA's in the United States.  In addition, in the United States and other jurisdictions, the study protocol to be followed, the informed consent form to be signed by patients, the medical ethics of the study, and related matters for any clinical trial to be conducted at any particular medical center must be approved by the institutional review board at that medical center.

48          AnorMED Inc.

Our drug candidates require significant additional preclinical and clinical testing and investment prior to commercialization.  Conducting preclinical and clinical trials is a lengthy, time-consuming and expensive process, and the results of these trials are inherently uncertain. We and, where applicable, our collaborators must commit substantial resources to conduct research and clinical trials in order to complete the development of our portfolio of drug candidates.  We cannot assure that any of our drug candidates will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.  We do not expect our products, with the exception of FOSRENOL, which is commercially available in the U.S., to be commercially available in the next two years.

Clinical studies and regulatory approvals of our drug candidates are subject to delays and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue.

The process of completing preclinical and clinical testing and obtaining regulatory approvals generally takes many years and requires the expenditure of substantial resources, and we do not know whether any preclinical or clinical studies by us or our collaborators will be successful, or that regulatory approvals will be received in a timely manner, or at all, for any of our drug candidates under development.  The commencement and completion of clinical trials for any of our drug candidates may be delayed or prevented by many factors, many of which are beyond our control, including:

•

ineffectiveness of our drug candidate or perceptions that the candidate is not safe or effective for a particular indication;

•

data from our preclinical and clinical studies may be subject to varying interpretations by regulators which could result in failure to obtain regulatory approval for any or all of our drug candidates;

•

delays or failures in obtaining regulatory clearance to commence a clinical trial;

•

delays or failures in obtaining sufficient clinical materials;

•

delays or failures in reaching agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites;

•

delays or failures in the regulatory process we must follow, such as the Investigational New Drug ("IND") process in the United States, in order to commence any clinical trial or in obtaining approval of our clinical trial protocols and related matters from institutional review boards;

•

slower than expected rates of patient recruitment or failure to reach full enrollment;

•

failure of patients to complete the clinical trial;

•

death of, or serious adverse effects experienced by, one or more patients during a clinical trial even if the reasons are not related to our drug candidate;

•

inability to monitor patients adequately during or after treatment and, where we rely on third parties for data collection and analysis, inability or unwillingness of such third parties to do so in a timely or accurate manner in accordance with our clinical trial protocols or good clinical practices generally;

•

inconclusive or negative results as to efficacy and unforeseen safety issues;

•

clinical costs that are greater than we anticipate; and

•

government or regulatory delays.

 2006 Annual Report         49

Even if we achieve positive interim results in any clinical trials for any of our drug candidates, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later  trials.  A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.  Negative or inconclusive results or adverse medical events during a clinical trial could cause us or any of our applicable collaborators to repeat or terminate a clinical trial or conduct additional trials.  We do not know whether our existing or any future clinical trials of our drug candidates will demonstrate safety and efficacy sufficiently to result in marketable products.  Any one or more of our clinical trials may be suspended at any time for a variety of reasons, including the occurrence of any events or results that cause us, any of our collaborators or any drug regulatory agency to believe that the patients participating in these trials are exposed to unacceptable health risks or that there are deficiencies in the conduct of these trials.  Failures or perceived failures in our clinical trials may directly delay our product development and regulatory approval process, damage our business prospects, make it difficult for us to establish collaborations and negatively affect our reputation and competitive position in the pharmaceutical community.

Even if we receive approval to market any product from any regulatory authorities on the basis of successful clinical studies of that product, following the market introduction of that product we or others may discover safety and efficacy problems not observed in the clinical studies.  In this respect, as a condition to granting approval to market any of our products or at any time after granting such approval, one or more regulatory authorities may require us to conduct further studies (referred to as "Phase IV studies") to determine the safety and efficacy of the product following market introduction.  If such problems arise, one or more regulatory authorities may withdraw the approval for that product or we may otherwise voluntarily withdraw the product from the market.

Despite the time and resources expended by us, regulatory approval of drug candidates is never guaranteed.  If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful or are ultimately found to not be safe or effective, our business could be seriously harmed.

We have not recorded any revenues from the sale of products, have a history of operating losses and expect to incur additional losses in the future.

To date, we have not recorded any revenues from the sale of products.  From our date of incorporation to March 31, 2006, we have accumulated net losses of approximately $131 million.  Although we have received certain milestone and royalty payments in the past, we cannot assure you that we will receive any milestone or royalty payments in the future.  Consequently, we expect losses to increase in the near term as we fund our preclinical and clinical trials and eventually seek regulatory approval for the sale of our products.  We expect to continue to incur substantial operating losses unless and until such time as product sales and milestone and royalty payments generate sufficient revenues to fund our continuing operations.  We cannot predict if we will ever achieve and sustain profitability.

We need to raise substantial additional financing to fund further research and development, conduct preclinical and clinical studies, and obtain regulatory approvals.

Since inception, we have raised approximately $174 million, net of offering costs, from the sale of equity securities in private placements and public offerings. We will require substantial additional funds to fund further research and development, conduct planned preclinical and clinical trials and obtain regulatory approvals.  Further funding for these purposes may be achieved through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources.  We have no established bank financing arrangements, and there can be no assurance that we will be able to establish such arrangements on satisfactory terms.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of our products.  If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or commercialization efforts.

Our success will depend, in part, on our ability to obtain and protect patents and other intellectual property rights for our drug candidates.

Our success will depend, in part, on our ability to obtain and enforce patents and other intellectual property rights and maintain trade secret protection.  We have filed and are actively pursuing applications for patents in the United

50          AnorMED Inc.

States, Canada, various countries in Europe, Japan and other countries.  The patent rights of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions.  Thus, we cannot assure that any of our patent applications will result in the issuance of patents, that we will develop additional proprietary products that are patentable, that any patents issued to us or those that already have been issued will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents.  Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications.

A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that are related to or affect our business.  Some of these technologies, applications or patents may conflict with our technologies or patent applications.  Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications.

Patent applications in the United States are maintained in secrecy and not published if either: (i) the application is a provisional application or, (ii) the application is filed and we request no publication, and certify that the invention disclosed "has not and will not" be the subject of a published foreign application.  Otherwise, U.S. applications or foreign counterparts, if any, publish 18 months after the priority application has been filed.  Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions.  Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention or opposition proceedings in the European Patent Office to determine whether any patent issued to us or any third party should be maintained, amended or revoked, which could result in substantial cost to us, even if the eventual outcome were favourable to us.  There can be no assurance that our patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents.

Much of our know-how and technology may not be patentable. To protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.  Further, our business may be adversely affected by competitors who independently develop competing technologies, especially if we obtain no, or only narrow, patent protection.

Our success will depend, in part, on our ability to operate without infringing the intellectual property rights of others.

Our success will depend, in part, on our ability to operate without infringing the patents and other proprietary rights of third parties.  Infringement proceedings in the pharmaceutical and biotechnology industries can be lengthy, costly and time-consuming and their outcome is uncertain.  If we become involved in any patent litigation, interference, opposition or other administrative proceedings, we may incur substantial expense and the efforts of our technical and management personnel may be significantly diverted.  As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses.  If patents that cover our activities are issued to other companies, we cannot assure that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.  We cannot assure that that any such licenses required under third-party patents or proprietary rights would be made available, if at all, on terms we find acceptable.  If we need but cannot obtain such licenses on terms that are acceptable to us, we could encounter delays in the introduction of our products or be prohibited from developing, manufacturing, using, selling or otherwise commercializing our own products.

 2006 Annual Report         51

We may incur substantial costs, delays and difficulties in complying with government regulations, including drug manufacturing regulations and environmental regulations.

The manufacture and sale of human therapeutic and diagnostic products in countries around the world, including those in North America, Europe and Asia, are governed by a variety of statutes and regulations.  In addition to the statutes and regulations described above relating to the preclinical and clinical studies that we must conduct to demonstrate the safety and efficacy of our drug candidates, we must also comply with statutes and regulations relating to current Good Manufacturing Practices ("cGMP"), that regulate the production and storage of drugs, the control of advertising, labelling and other marketing activities, the protection of the environment, and the protection of occupational safety and health of manufacturing personnel.

We believe that the manufacturing processes and facilities by and in which the drug candidates that we are currently studying in clinical trials are manufactured and stored comply with cGMP as adopted by the FDA, Health Canada, the EMEA and Europe national drug regulatory agencies, and counterparts of these regulatory agencies in other countries. Under cGMP, the manufacturing processes and facilities in which our drug candidates are manufactured and stored are subject to periodic review by the FDA, Health Canada and, in the case of the EMEA, authorized third parties.  We cannot assure, however, that any of these processes, facilities or future such processes or facilities that we utilize will remain in or be able to achieve such compliance.  The failure to comply with cGMP of any of the processes or facilities by or in which our drug candidates are manufactured or stored is more than likely to result in our failure to obtain or maintain regulatory approval to market the applicable drug candidate or product.  In the United States, the FDA has been engaged during the past several years in revising its cGMP regulatory program to encourage the early adoption of new technological advances by the pharmaceutical industry, facilitate industry application of modern quality management techniques, including implementation of quality systems approaches, to all aspects of pharmaceutical production and quality assurance, encourage implementation of risk-based approaches that focus on critical areas, ensure that regulatory review and inspection policies are based on state-of-the-art pharmaceutical science, and enhance the consistency and coordination of the FDA's drug quality regulatory programs, in part, by integrating enhanced quality systems approaches into the FDA's business processes and regulatory policies concerning review and inspection activities.  This program, as well as similar programs under consideration by drug regulators in other countries, may result in revisions in the cGMP regulations in the United States and elsewhere that require us or any third party contract manufacturers that we use to modify the facilities in which our drug candidates are manufactured and stored.  We cannot assure that we will be able to do so if so required.

Our discovery and development processes also involve the controlled use of hazardous and radioactive materials.  We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.  In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.  We are not specifically insured with respect to this liability.  Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, we cannot assure that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

We currently face and will continue to face significant competition.

We are engaged in a rapidly changing field. Other products and therapies that will compete directly with the products that we are seeking to develop and market currently exist or are being developed.  Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase.  Most of these companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than ourselves.  Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies.  Many of these competitors have significant products that have been approved or are in development and operate large, well-funded discovery and

52          AnorMED Inc.

development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing.  These companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.  In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position.  We cannot assure that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than our own.

Other companies may succeed in developing products earlier than ourselves, obtaining government regulatory approvals for such products more rapidly than we will, or in developing products that are more effective than products we propose to develop. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy we develop, or that any therapy we develop will be preferred to any existing or newly developed technologies.

We may not succeed at establishing a successful commercialization program for any of our products either through resources that we will have to establish or through outsourcing contracts with third parties.

We have not yet introduced any products to market and have limited manufacturing, sales, marketing and distribution experience.  To develop internal sales, distribution and marketing capabilities, we would have to invest significant amounts of financial and management resources.  If we decide to perform sales, marketing and distribution functions for certain drugs ourselves, we would face a number of risks, including:

•

we may not be able to build a significant marketing or sales force;

•

the cost of establishing, training and providing oversight for a marketing or sales force may not be justifiable in light of the revenues generated by any particular product;

•

our sales and marketing efforts may not be successful; and

•

there are significant legal and regulatory risks in drug marketing and sales that we have never faced, and any failure to comply with legal and regulatory requirements for sales, marketing and distribution could result in enforcement action by drug regulatory authorities, such as the FDA or Health Canada, that could jeopardize our ability to market the product or subject us to liability.

If we rely on  third parties to launch and market our drug candidates, if approved, we may have limited or no control over the sales, marketing and distribution activities of these third parties and our future revenue may depend on the success of these third parties.  In addition, if these parties fail to comply with applicable regulatory requirements, the FDA, Health Canada or other authorities could take enforcement action that could jeopardize our ability to market the drug candidate.

We believe that there will be many different applications for our products. We also believe that the anticipated market for our products will continue to expand.  However, these assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of our products' commercial viability.

Our success depends, in part, on our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs.

To be commercially successful, our drug candidates, if approved, must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs.  In order to manufacture any of our products in commercial quantities, if we elect to do so, we will need to develop our own manufacturing facilities or contract with third parties to do so.  We cannot assure that we will be able to make the transition to commercial production of any of our products either by manufacturing them on our own or through contract manufacturers.

 2006 Annual Report         53

In addition, production of our products may require raw materials for which the sources and amount of supply are limited or could be limited in the future.  Any inability to obtain adequate supplies of such raw materials on acceptable terms, could significantly delay the development, regulatory approval and marketing of our products.

If we fail to hire and retain key management and scientific personnel, we may be unable to successfully implement our business plan.

We are dependent on certain members of our management and scientific staff, the loss of services of one or more of whom could materially adversely affect us.  Currently, five members of our management and scientific staff are permitted to work in Canada pursuant to employment authorizations issued by Immigration Canada.  Employment authorizations are required to be renewed periodically.  We cannot assure that these employment authorizations will be renewed.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees.  Although we have done so in the past and expect to do so in the future, we cannot assure that we will be able to successfully attract and retain skilled and experienced personnel.

Healthcare reform and cost control initiatives by third-party payors could reduce the prices that can be charged for drugs, which could limit the commercial success of our drug candidates and reduce or revenues and profitability.

Our ability to commercialize products successfully will depend in significant part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.  Both the federal and state governments in the United States, federal and provincial governments in Canada and governments in other countries continue to propose and pass new legislation, rules and regulations affecting third-party payors' coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for the type of products we are developing, and we cannot predict the full scope of the changes or the impact that those changes would have on our operations. In addition, third-party payors in the United States and elsewhere are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare products, and we cannot assure that adequate third-party coverage will be available to establish price levels sufficient for us to realize an appropriate return.

We may incur losses associated with foreign currency fluctuation and may not be able to effectively hedge our exposure.

We maintain our accounts in Canadian dollars.  A portion of our revenue and expenditures are in foreign currencies, most notably in U.S. dollars, and therefore we are subject to foreign currency fluctuations, which may, from time to time, impact our financial position and results.  We currently do not hedge for foreign currency fluctuations.  In the future, we may enter into hedging arrangements under specific circumstances, typically through the use of forward or futures contracts, to minimize the impact of decreases in the value of the U.S. dollar.

If product liability lawsuits are successfully brought against us, we will incur significant liabilities and may be required to limit the commercialization of our product candidates.

Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of therapeutic products.  Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity.  While we will continue to take precautions we deem appropriate, there can be no assurance that we will be able to avoid significant product liability exposure.

Our success may depend, in part, on our ability to maintain adequate insurance at acceptable costs.

We have product liability insurance coverage to a maximum of $5 million per incident and an aggregate of $10 million.  Such insurance is expensive, difficult to obtain and may not continue to be available on acceptable terms, if

54          AnorMED Inc.

at all.  An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our current or potential products.  A product liability claim brought against us in a clinical trail or a product withdrawal could have a material adverse effect upon us and our financial condition.

If we are not successful in establishing and maintaining existing and additional collaborations with third parties, our business will be adversely affected.

Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products.  To date, we have also entered into research collaborations for the potential development and commercialization of our product candidates with pharmaceutical firms, pursuant to which we could receive additional funding, including milestone payments from those parties.  We intend to enter into additional corporate partnering agreements to develop and commercialize products based upon our products and technology.  We cannot assure, however, that we will be able to establish such additional collaborations on favourable terms, if at all, or that our current or future collaborative arrangements will be successful.

Should any collaborative partner fail to develop or commercialize successfully any product to which we have rights, or any of the partner's products to which we have rights, our business may be adversely affected.  In addition, while we believe that our collaborative partners will have sufficient economic motivation to continue their funding, we cannot assure that any of these collaborations will be continued or result in successfully commercialized products.  Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program.  In addition, we cannot assure that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases and conditions targeted by our programs.

Risks Related to our Common Shares

Further equity financing may substantially dilute the interests of our shareholders.

We will require substantial additional funds to fund further research and development, conduct planned preclinical and clinical trials and obtain regulatory approvals.  If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders and reduce the value of their investment.

Our common shares may experience price and volume fluctuations and the market price for our common shares may drop below the price you pay.

The market price of our common shares could be subject to significant fluctuations.  Market prices for securities of early stage companies like ours have historically been particularly volatile.  As a result of this volatility, you may not be able to sell your common shares at or above the price you pay.  The market price of our common shares may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•

announcements concerning the results of clinical trials for our drug candidates;

•

announcements regarding regulatory approval or rejection of NDA's in the United States and marketing authorization applications in other countries, if any, that we file for any of our drug candidates;

•

market acceptance of each of our products, if approved for marketing by government regulators;

•

the amount of reimbursement for our products under government programs, such as Medicare and Medicaid in the United States, and by other third party payors, as well as the prices for our products that we are able to negotiate with government regulators in those countries where we are required to do so;

 2006 Annual Report         55

•

the need to recall any of our products after they have been approved and introduced into the market;

•

reports and publications by drug regulatory, health or medical authorities, academic or other researchers, the media or other third parties regarding the potential benefits, side effects or other disadvantages of our drug candidates in particular, the general type of products we are developing, or biopharmaceutical products in general;

•

announcements of technological innovations or new products by us or our competitors;

•

announcements concerning our competitors or the biopharmaceutical industry in general;

•

new regulatory pronouncements and changes in regulatory guidelines;

•

the timing of our achievement, if at all, of profitability and positive cash flow from operations;

•

actual or anticipated variations in our quarterly operating results; and

•

changes in financial estimates or recommendations by securities analysts, or the failure to meet or exceed securities analyst recommendations.

The market prices of securities of pharmaceutical and biotechnology companies have been highly volatile and are likely to remain highly volatile in the future.  This volatility has often been unrelated or disproportionate to the operating performance of the particular companies.  These broad market fluctuations could result in extreme fluctuations in the price of our common shares, which could cause a decline in the value of a shareholder's investment.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We do not expect to pay dividends on our common shares in the foreseeable future.

We have never paid cash dividends on our common shares.  We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on our common shares for the foreseeable future.  As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities.  A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws.

Non-Canadian residents holding our common shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence.  In addition, although we substantially comply with the corporate governance guidelines of AMEX, we have obtained an exemption from AMEX permitting us to follow the shareholder meeting quorum requirements of our bylaws, which provide that a quorum is met by two persons holding or representing not less than 10% of the outstanding voting shares (as compared to 33 1/3% under AMEX requirements).

56          AnorMED Inc.

We may constitute a passive foreign investment company under U.S. federal income tax laws in the current or future tax years.

Special United States federal income tax rules apply to U.S. taxpayers directly or indirectly owning shares of a passive foreign investment company ("PFIC"). We may constitute a PFIC in the current or a future tax year.  However, since PFIC status will be determined on an annual basis and depends on the composition of the our income and assets and the nature of the our activities from time to time, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding the United States federal income tax characterization of us as a PFIC. If we are treated as a PFIC for any taxable year during which a U.S. taxpayer holds, or is treated as holding, our common shares, certain adverse consequences could apply to the U.S. taxpayer.

Certain adverse PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder timely elects to have us treated as a "qualified electing fund" ("QEF") for the first taxable year in which the U.S. taxpayer is treated as owning an interest in a PFIC, and we provide specified information to U.S. Holders. If we are treated as a PFIC, a U.S. taxpayer may not be able to avoid the adverse consequences described above by electing to treat us as a QEF because we may not provide the information that a holder requires to make such an election effective.

As an alternative to the QEF election, a U.S. taxpayer of "marketable stock" in a PFIC may make a "mark-to-market" election, provided the PFIC stock is regularly traded on a "qualified exchange". Our common shares are traded on the American Stock Exchange, which is a "qualified exchange". We cannot assure U.S. taxpayers that our common shares will be treated as regularly traded stock. If the mark-to-market election is available and validly made, the electing U.S. taxpayer generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis in the stock, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election.

A U.S. taxpayer considering investing in our common shares should consult its own tax advisor concerning the United States federal income tax consequences of holding our common shares if we are treated as a PFIC for any taxable year during which the U.S. Holder holds, or is treated as holding, our common shares (including the advisability and availability of making any of the foregoing elections).

U.S. investors may not be able to obtain enforcement of civil liabilities against us, certain of our directors and officers.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are organized under and governed by the federal laws of Canada, and that certain of our directors and certain of our officers are residents of Canada, and that a substantial portion of our assets and said persons are located outside the United States. It may not be possible for investors to effect service of process within the United States on us and certain of our directors and officers or enforce judgments obtained in U.S. courts against us and certain of our directors and officers based upon the civil liability provisions of U.S. federal or state securities laws.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us and our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

 2006 Annual Report         57

QUARTERLY FINANCIAL DATA

Set forth below is selected unaudited consolidated financial data for the quarters of Fiscal 2006 and 2005:

(In thousands of Canadian dollars, except per share data)

	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005	Mar 31 2006
Revenue	$ 2,310	$ 11	$ 21,600	$ 347	$ 25	$ -	$ -	$ 270
Net income (loss)	$ (3,814)	$ (6,584)	$ 15,848	$ (7,619)	$ (8,025)	$(9,255)	$ (11,403)	$(12,784)
Income (loss) per share(1)	$ (0.12)	$ (0.21)	$ 0.50	$ (0.24)	$ (0.25)	$ (0.29)	$ (0.34)	$ (0.32)

(1)Diluted loss per share has not been presented since our stock options were anti-dilutive.

Quarterly Trends

The quarterly trend of our expenditures reflects the continued advancement of our clinical programs and the expansion of our in-house development capabilities as we move towards establishing ourselves as a commercial enterprise.  Over the past eight quarters we have progressed from Phase II clinical trials into Phase III trials for MOZOBIL, which were initiated in the quarter ended March 31, 2005.  The majority of recruitment costs for the Phase III trials should be substantially incurred by the end of the third quarter of Fiscal 2007.  The past three fiscal quarters have included an expanded AMD070 clinical program in both Phase I and II trials.  Although we are still continuing our collaboration with the ACTG, the new AMD070 trial costs are being managed and fully funded by us.  During these two fiscal years we have manufactured drug product and drug substance for both clinical drug candidates, which also incurred analytical costs to evaluate, validate and provide ongoing stability testing.  Our in-house research programs have continued to focus on developing a CCR5 clinical candidate, developing backup CXCR4 inhibitors for HIV and evaluating CXCR4 inhibitors in oncology.  We anticipate increased spending in future fiscal quarters as we meet the regulatory requirements for our drug candidates and evolve into a commercial company.

58          AnorMED Inc.

CONSOLIDATED FINANCIAL STATEMENTS OF ANORMED INC.

For the years ended March 31, 2006, 2005 and 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors.  The integrity and objectivity of these financial statements are the responsibility of management.  In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, AnorMED Inc. maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  These consolidated financial statements may include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board carries out this responsibility principally through its Audit Committee.  The Audit Committee is appointed by the Board and is comprised solely of independent directors.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the consolidated financial statements and the external auditors' report.

The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders.  The Audit Committee also considers, for review by the Board and approval by the shareholders, the re-appointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with the Standards of the Public Company Accounting Oversight Board (United States) for the year ended March 31, 2006, and in accordance with Canadian generally accepted auditing standards for the years ended March 31, 2005 and 2004.  Their report follows.  The external auditors meet independently with and have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

Kenneth Galbraith

William J. Adams

Acting Chief Executive Officer

Chief Financial Officer

Secretary and Treasurer

May 12, 2006, except for note 14 (b)

which is as of June 2, 2006

 2006 Annual Report         59

INDEPENDENT AUDITORS' REPORT

To the Shareholders of AnorMED Inc.

We have audited the consolidated balance sheets of AnorMED Inc. as at March 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three year period ended March 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

For the year ended March 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  For the years ended March 31, 2006, 2005 and 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

May 12, 2006, except for note 14 (b)

which is as of June 2, 2006

60          AnorMED Inc.

AnorMED Inc.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars, except share numbers)

As at March 31

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$56,758	$57,834
Short-term investments	5,492	7,440
Accounts receivable	504	513
Prepaid expenses	1,353	1,001
Current portion of security deposit (note 8)	100	-
	64,207	66,788
Security deposit (note 8)	-	100
Long-term investment (note 3)	282	292
Property and equipment, net (note 4)	3,679	3,040
	$68,168	$70,220
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$9,034	$4,709
Shareholders' equity:
Share capital (note 5):
Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value
Issued and outstanding:
41,229,405 common shares (2005 - 31,829,493)	187,683	153,786
Additional paid-in capital	2,891	1,698
Accumulated deficit	(131,440)	(89,973)
	59,134	65,511
	$68,168	$70,220

Collaborative agreements (note 7)

Commitments and contingencies (note 8)

Subsequent events (note 14)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Director

Director

 2006 Annual Report         61

 AnorMED Inc.

Consolidated Statements of Operations

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended March 31

	2006	2005	2004
Revenue:
Licensing	$295	$24,268	$2,022
Expenses:
Research and development	32,227	19,561	14,808
General and administrative	10,057	6,731	5,101
Amortization	881	886	1,176
	43,165	27,178	21,085
Other income (expense):
Interest income	1,846	1,463	1,487
Foreign exchange gain (loss)	(443)	262	45
Other expense (note 3)	-	(984)	-
	1,403	741	1,532
Net loss	$(41,467)	$(2,169)	$(17,531)
Loss per common share	$(1.20)	$(0.07)	$(0.64)
Diluted loss per common share	$(1.20)	$(0.07)	$(0.64)
Weighted average number of common
shares outstanding (thousands of shares)	34,614	31,799	27,350

See accompanying notes to the consolidated financial statements.

62          AnorMED Inc.

AnorMED Inc.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars, except share numbers)

				Additional	Total
	Common shares		Accumulated	paid-in	shareholders'
	Number	Amount	deficit	capital	equity
Balance at March 31, 2003	25,721,848	$ 125,774	$(70,273)	$ 16	$55,517
Issued for cash	11,300	43	-	-	43
Issued for cash on exercise of
options	7,000	21	-	-	21
Issued for cash pursuant to
public financing (note 5(b))	6,000,000	29,400	-	-	29,400
Share issue costs	-	(1,786)	-	-	(1,786)
Stock-based compensation	-	-	-	385	385
Net loss	-	-	(17,531)	-	(17,531)
Balance at March 31, 2004	31,740,148	153,452	(87,804)	401	66,049
Issued for cash	17,450	81	-	-	81
Issued for cash on exercise of
options	71,895	253	-	(22)	231
Stock-based compensation	-	-	-	1,319	1,319
Net loss	-	-	(2,169)	-	(2,169)
Balance at March 31, 2005	31,829,493	153,786	(89,973)	1,698	65,511
Issued for cash	36,950	131	-	-	131
Issued for cash on exercise of
options	737,962	1,769	-	(33)	1,736
Issued for cash pursuant to
public financing (note 5(a))	8,625,000	34,500	-	-	34,500
Share issue costs	-	(2,503)	-	-	(2,503)
Stock-based compensation	-	-	-	1,226	1,226
Net loss	-	-	(41,467)	-	(41,467)
Balance at March 31, 2006	41,229,405	$ 187,683	$(131,440)	$ 2,891	$59,134

See accompanying notes to the consolidated financial statements.

 2006 Annual Report         63

AnorMED Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended March 31

	2006	2005	2004
Cash provided by (used in):
Operations:
Net loss	$(41,467)	$(2,169)	$(17,531)
Items not involving cash:
Amortization	881	886	1,176
Loss on disposal of property and equipment	56	14	21
Licensing revenue received in shares (note 3)	-	(1,312)	-
Unrealized foreign exchange loss on
long-term investment	10	36	-
Loss on revaluation of investments (note 3)	-	984	-
Compensatory stock options (note 5(d))	1,226	1,319	385
Changes in non-cash operating working capital:
Accounts receivable	9	(161)	(101)
Prepaid expenses	(352)	(436)	(34)
Accounts payable and accrued liabilities	4,325	1,041	766
	(35,312)	202	(15,318)
Investments:
Net sale of short-term investments	1,948	17,572	27,860
Security deposit	-	150	-
Proceeds on disposal of property and equipment	18	4	-
Purchase of property and equipment	(1,594)	(1,014)	(475)
	372	16,712	27,385
Financing:
Decrease in capital lease obligations	-	-	(170)
Issuance of shares, net of share issue costs	33,864	312	27,678
	33,864	312	27,508
Increase (decrease) in cash and cash equivalents	(1,076)	17,226	39,575
Cash and cash equivalents, beginning of year	57,834	40,608	1,033
Cash and cash equivalents, end of year	$56,758	$57,834	$40,608

Supplementary information (note 11(b))

See accompanying notes to the consolidated financial statements.

64          AnorMED Inc.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

1.

OPERATIONS

AnorMED Inc. (the "Company") is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  The Company was incorporated on January 5, 1996 under the Canada Business Corporations Act and commenced operations on April 1, 1996.

On June 3, 2005, the Company incorporated a U.K.-based subsidiary, AnorMED U.K. Limited.  To date, this wholly-owned subsidiary's sole purpose is to be our legal representative in the E.U. as is now required for carrying on clinical trials in the E.U.

The Company has financed its cash requirements primarily from share issuances, proceeds from the licensing of its technology, including milestone payments, revenue from research and development collaboration services and investment income.  The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  All amounts are expressed in Canadian dollars unless otherwise indicated.

(a)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AnorMED U.K. Limited. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenue and expenses during each reporting period.  Significant areas requiring the use of management estimates relate to amortization of property and equipment, stock-based compensation, determination of accrued liabilities, and the timing of recognition of revenue.  The reported amounts and note disclosure are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions.  Actual results, however, may differ from the estimates used.

(c) Cash and cash equivalent

Cash and cash equivalents consist of cash on hand, balances with banks, and investments in highly liquid securities that on acquisition have a remaining term to maturity of three months or less.

(d) Short-term investments

Short-term investments consist of bankers' acceptances, highly liquid investments and low risk commercial paper, having terms to maturity on acquisition of greater than three months. The Company attempts to minimize the credit risk of our short-term investments by investing in a variety of investment grade marketable securities. Short-term investments have varying maturities of less than twelve months and are considered held-to-maturity investments.  Investments are valued at cost, including accrued interest, which approximates fair value.

2006 Annual Report         65

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Long-term investment

Long-term investment represents a portfolio investment in a marketable security that is accounted for using the cost method and is considered an available-for-sale investment.  The initial investment was recorded at cost and any earnings from the investment are recognized only to the extent received or receivable.  When there is a loss in value of the investment that is other than a temporary decline, the investment is written down to recognize the loss.  The Company's management reviews the underlying value of the investment on a regular basis by reference to estimated fair value based on established criteria including trading value, anticipated cash flows and profitability of the investee.  Disclosure is made of both the quoted market value and the carrying value of the investment in note 3.

(f) Property and equipment

Property and equipment are recorded at cost less accumulated amortization.  Amortization is provided using the following methods and annual rates:

Asset	Method	Rate
Laboratory equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Straight-line	3 years
Leasehold improvements	Straight-line	5 years

Property and equipment, acquired or disposed of during the year, are amortized proportionately for the period they are in use.

If management determines that the carrying value of property and equipment exceeds the recoverable value based on future undiscounted cash flows, an impairment loss would be recognized and such assets would be written down to their fair values.  No impairment relating to property and equipment has been made to date.

(g) Impairment of long-lived assets

Long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable.  When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the asset's fair value, an impairment loss is recorded for the excess of the carrying value over the fair value.

(h) Revenue recognition

Revenue from the Company's collaborative arrangements, including contract research payments and milestone payments received or receivable, is disclosed net of amounts payable to third parties.  Revenue is recognized on an accrual basis in accordance with the contractual arrangements provided that collectability is reasonably assured.   The individual elements are recognized as revenue as described below:

66        AnorMED Inc.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Revenue recognition (continued)

Research revenue derived from collaborative agreements is in the form of payments for research and development services provided by the Company and is recognized as the Company fulfills its obligations in accordance with the contractual arrangements.

Licensing revenue, in the form of non-refundable up-front payments and annual maintenance fees, is recognized at the date the license is granted, or the maintenance fee is due, unless there are specific events which must be completed under the terms of the licensing agreement, in which case, the appropriate portion of the revenue is recognized upon completion of each specific event.  If the events are to be delivered over a period of time, it is recognized over the term that the underlying benefit has been conferred. Non-refundable milestone payments are recognized upon the achievement of specified milestones within the agreement when the Company has no further involvement or obligation to perform related to that specific element of the arrangement.  Up-front payments, annual maintenance fees and milestone payments received which require the ongoing involvement of the Company are recorded as deferred revenue and amortized over the period of the ongoing involvement of the Company.

(i) Research and development costs

Research costs, other than capital expenditures that are included in property and equipment, are charged to operations as incurred.  Development costs are charged to operations in the period of the expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.  At March 31, 2006 and 2005, no development costs have been deferred.

(j) Patents

Patent costs, incurred in the protection of intellectual property developed internally, are expensed in the period in which they are incurred.  The costs include those associated with the filing, prosecution and maintenance of patents in domestic and international jurisdictions.

(k) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Revenue and expense items are translated at the average monthly exchange rate in effect at the date of the transaction.  Foreign exchange gains and losses are included in the determination of the net income or loss for the period.

(l) Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per common share is computed assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance.  Diluted loss per common share does not differ from loss per common share as the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

(m) Stock-based compensation plans

The Company grants stock options to directors, officers, employees and consultants pursuant to the incentive stock option plan described in note 5(c).  The Company accounts for all stock-based payments to non-employees granted on or after April 1, 2001, using the fair value based method. For stock options awarded to

2006 Annual Report         67

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

2.    SIGNIFICANT ACCOUNTIG POLICIES (continued)

(m) Stock-based compensation plans (continued)

employees, the Company records compensation expense using the fair value method for options granted, modified or settled since April 1, 2003.  For stock options issued to employees during the period from April 1, 2001 to March 31, 2003, the Company discloses the pro forma net loss and loss per share impact of fair value accounting for stock options awarded in note 5(d).

Under the fair value based method, stock-based payments are measured at the fair value of the equity instruments issued, typically at the grant date, and amortized over the vesting period.

(n)

Future income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Future tax assets and liabilities are measured using enacted or substantively enacted Canadian tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change was made.  Future income tax assets are recognized in the consolidated financial statements if realization is considered to be more likely than not.

(o)

Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

(p)

Recent Canadian accounting pronouncement

Comprehensive income

In January 2005, new recommendations of the Canadian Institute of Chartered Accountants ("CICA") were released for accounting for comprehensive income (CICA Handbook Section 1530) and for the recognition and measurement of financial instruments (CICA Handbook Section 3855). These recommendations are required to be implemented at the beginning of the first fiscal year that commences on or after October 1, 2006, although early adoption is available.  The Company will adopt the recommendations as of April 1, 2006.

3.

LONG-TERM INVESTMENT

The Company's long-term investment represents a portfolio investment of 243,711 Poniard Pharmaceuticals, Inc. ("Poniard", formerly NeoRx Corporation) common shares, which is accounted for using the cost method.  The common shares were received as partial consideration when the Company licensed Picoplatin (formerly NX473) to Poniard in April 2004, as described in  note 7(b) to the consolidated financial statements.  The shares were originally recorded at their fair value upon acquisition of U.S.$4.10 per share and were classified as a short-term investment.

68        AnorMED Inc.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

3.    LONG-TERM INVESTMENT (continued)

At December 31, 2004, the Poniard common shares were reclassified as a long-term investment in order to reflect changes in management's intentions with respect to the investment.  Management reviews the investment quarterly to assess the market fluctuations and determine whether any decline in the value is permanent or temporary.  There were no impairment charges recorded for the year ending March 31, 2006 (2005 - $984,000).

As at March 31, 2006, the investment had a carrying value of $282,000 and a quoted market value of $376,000.

4.   PROPERTY & EQUIPMENT

		Accumulated	Net book
March 31, 2006	Cost	amortization	value
Laboratory equipment	$4,549	$3,122	$1,427
Office equipment	1,111	502	609
Computer equipment	1,020	540	480
Computer software	1,323	726	597
Leasehold improvements	3,259	2,693	566
	$11,262	$7,583	$3,679

		Accumulated	Net book
March 31, 2005	Cost	amortization	value
Laboratory equipment	$4,508	$2,846	$1,662
Office equipment	936	448	488
Computer equipment	983	590	393
Computer software	922	738	184
Leasehold improvements	2,869	2,556	313
	$10,218	$7,178	$3,040

The Company did not have any equipment held under capital lease at March 31, 2006 or at March 31, 2005.

5.

SHARE CAPITAL

(a)

2006 Common share financing

On December 8, 2005, pursuant to an agreement with an underwriting syndicate, the Company issued 8,625,000 common shares at a price of $4.00 per share for gross proceeds of $34,500,000.  The Company incurred total share issue costs of $2,503,000 on the offering.

(b)

2004 Common share financing

On December 23, 2003, pursuant to an agreement with an underwriting syndicate, the Company issued 6,000,000 common shares at a price of $4.90 per share for gross proceeds of $29,400,000.  The Company incurred total share issue costs of $1,786,000 on the offering.

2006 Annual Report         69

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

5.

    SHARE CAPITAL  (continued)

(c)

Incentive stock option plan

The Company offers an incentive stock option plan that provides for the granting of options to directors, officers, employees and consultants.

Options to purchase common shares may be granted at an exercise price of each option equal to the market price of the Company's common shares on the trading day immediately preceding the date of grant.  During the year ended March 31, 2005, the Company's shareholders also approved an amendment to the incentive stock option plan which changed the contractual life of future option grants to five years from the original ten years (five years for consultants).  This change was approved by the shareholders on September 16, 2004, made retroactive to June 30, 2004, and is reflected in all of the weighted average assumptions listed below.   All of the shares available for issuance under the stock option plan are subject to vesting over a three year period.

A summary of the status of the Company's incentive stock option plan as of March 31, 2006, March 31, 2005 and March 31, 2004 and changes during the periods ending on those dates is presented below:

	March 31, 2006		March 31, 2005		March 31, 2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding, beginning
of year	3,261,163	$6.15	2,954,870	$6.01	2,708,154	$6.55
Granted	426,800	4.25	413,490	7.31	328,850	3.03
Exercised	(737,962)	2.40	(71,895)	3.22	(7,000)	3.06
Cancelled	(64,851)	9.11	(35,302)	7.55	(75,134)	7.53
Outstanding, end of year	2,885,150	$6.73	3,261,163	$6.15	2,954,870	$6.01
Outstanding exercisable,
end of year	2,130,757	$7.29	2,539,206	$6.31	2,281,470	$6.42

The following table summarizes information relating to stock options outstanding at March 31, 2006:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
Range of	outstanding	average	average	exercisable	average
exercise	at March 31,	remaining	exercise	at March 31,	exercise
prices	2006	contractual life	price	2006	price
$1.75 to 4.50	1,506,356	4.18	$ 3.41	1,124,039	$3.28
$4.51 to 8.99	657,124	5.15	6.51	285,048	6.46
$9.00 to 20.10	721,670	4.70	13.86	721,670	13.86
$1.75 to 20.10	2,885,150	4.53	$ 6.73	2,130,757	$7.29

70        AnorMED Inc.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

5.    SHARE CAPITAL (continued)

(c)

Incentive stock option plan (continued)

As of March 31, 2006, the number of options issued and outstanding under the plan was 7.0% of the total issued and outstanding common shares.  These options expire at various dates from November 4, 2006 to June 9, 2014.

(d)

Stock-based compensation expense

The Company has recorded $17,000 (2005 - $42,000; 2004 - $22,000) of stock-based compensation to non-employees during the year ended March 31, 2006.  The stock-based compensation expense was calculated using the fair value method and was recognized in the consolidated financial statements as research and development expense.  There were no options issued to non-employees during the year ended March 31, 2006 (2005 - nil; 2004 - 20,000).

Compensation expense of $1,209,000 (2005 - $1,277,000; 2004 - $363,000) has also been recognized for employee stock-based awards granted, modified, or settled since April 1, 2003, using the fair value method.  The expense was recorded as personnel costs, in research and development expense $907,000 (2005 - $958,000; 2004 - $272,000) and in general and administrative expense $302,000 (2005 - $319,000; 2004 - $91,000), in the consolidated financial statements.

The following pro forma financial information reflects the pro forma net loss and loss per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using the fair value method to measure the compensatory value of employee stock-based compensation:

	2006	2005	2004
Net loss - as reported	$(41,467)	$(2,169)	$(17,531)
Add: Fair value of employee
stock-based compensation	(8)	(253)	(913)
Loss for the year - pro forma	$(41,475)	$(2,422)	$(18,444)
Loss per common share - as reported	$(1.20)	$(0.07)	$(0.64)
Loss per common share - pro forma	$(1.20)	$(0.07)	$(0.67)

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001, and may not be representative of future amounts since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years.

The weighted average fair value of stock options granted during the year ended March 31, 2006 was $2.48 per share (2005 - $5.26; 2004 - $2.32).  The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2006 Annual Report         71

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

5.    SHARE CAPITAL (continued)

(d)  Stock-based compensation expense (continued)

	2006	2005	2004
Expected life of the option in years	5.0	7.4	9.0
Volatility	67.85%	71.48%	75.81%
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	3.55%	4.30%	5.00%

(e)

Additional paid-in Capital

During the year, 737,962 options were exercised by employees, of which 15,578 options were granted after April 1, 2003.  Therefore, $33,000 previously recognized as additional paid-in capital was reclassified to share capital (2005 - 10,197 options generated $22,000 for reclassification).

(f)

Employee and director share purchase plan

The Company has adopted an employee and director share purchase plan (the "ESPP") under which a total of 400,000 common shares have been reserved for issuance to eligible directors and employees who participate in the plan.  Under the ESPP, participants may purchase up to 10,000 common shares in any three year period.  Each purchase must be from treasury and shall be at a 15% discount to the market price of the common shares.

During the period ended March 31, 2006, 36,950 common shares were issued for proceeds of $131,000 (2005 - 17,450 common shares were issued for proceeds of $81,000; 2004 - 11,300 common shares were issued for proceeds of $43,000).

(g)

Shareholder rights plan

On February 2, 2006, the Company announced the adoption of a Shareholder Rights Plan (the "Rights Plan") effective February 2, 2006 and expiring on February 2, 2016.  The previous Rights Plan effective July 28, 2000 had to be reconfirmed with the shareholders after five years, but was not scheduled and consequently not reconfirmed at the Annual General Meeting held on July 28, 2005.  The new Rights Plan is required to be confirmed by the shareholders within six months of its adoption.

The Rights Plan is designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control by a bidder in a transaction that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.

The rights issued to shareholders under the Rights Plan entitle their holders (other than the acquiror) under certain conditions to acquire common shares at a 50% discount from the then prevailing market price if a person or related group acquires 20% or more of the outstanding common shares.

The dilutive effects of the rights are not triggered by a Permitted Bid.  A Permitted Bid must meet certain requirements, including the requirement that a take-over bid circular be prepared in compliance with applicable securities laws to all shareholders and that the take-over bid remain open for 60 days.  If a bidder does not wish to make a Permitted Bid, the Board of Directors may still elect to redeem the rights or waive the application of the Rights Plan and allow the offer to proceed without dilution to the bidder.

72        AnorMED Inc.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

6.    INCOME TAXES

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rate of 34.48% (2005 - 35.62%; 2004 - 37.12%) to the net loss as follows:

	2006	2005	2004
Expected income tax recovery	$(14,298)	$(773)	$(6,508)
Increased (decreased) by:
Adjustment to future tax assets for
reduced tax rates	1,577	-	1,366
Increase in valuation allowance	13,217	133	5,638
Non-deductible stock-based
compensation	423	470	143
Other differences	(919)	170	(639)
	$-	$-	$-

The tax effects of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities are presented below:

	2006	2005	2004
Non-capital loss carryforwards	$23,939	$13,255	$15,585
Research and development expenditures	14,393	12,614	10,636
Capital and other long-term assets	7,029	6,819	6,097
Share issue costs	926	382	619
Total gross future tax assets	46,287	33,070	32,937
Valuation allowance	(46,287)	(33,070)	(32,937)
Net future tax assets	$-	$-	$-

As at March 31, 2006, the Company has $37,617,000 research and development expenditures available to reduce future taxable income, which have no expiry date.  The Company also has the following non-capital losses available to reduce future taxable income and investment tax credits available to reduce future taxes payable, which expire as follows:

2006 Annual Report         73

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

6.    INCOME TAXES (continued)

	Non-capital losses	Investment tax credits
2007	$-	$18
2008	6,282	272
2009	6,141	606
2010	13,025	1,210
2011	-	1,703
2012	-	2,455
2013	-	2,228
2014	11,893	1,903
2015	-	2,266
2016	32,862	2,542
	$70,203	$15,203

7.

COLLABORATIVE AGREEMENTS

(a)

Shire Pharmaceuticals Group Plc ("Shire")

The Company has a licensing agreement with Shire that grants to Shire the exclusive worldwide license to the Company's patents on rare-earth anti-hyperphosphatemia agents.  Under the terms of the agreement, Shire is responsible for funding further development expenditures and will pay the Company royalties on the net sales value of such agents' sales made by Shire worldwide.

In March 2004, the Company and Shire agreed to amend the licensing agreement whereby the Company agreed to sell the global patents for FOSRENOLTM to U.K. based Shire and its wholly owned Netherlands based subsidiary, for up to U.S.$31,000,000 in milestone payments to be made upon regulatory approval in the United States, the European Union, and Japan.

Under the terms of the agreement, Shire will pay the Company U.S.$18,000,000 when FOSRENOL is approved in the United States, an aggregate of U.S.$7,000,000 when FOSRENOL is approved in the relevant EU countries and U.S.$6,000,000 to be paid upon approval in Japan.  In consideration of these payments, Shire's royalty obligations to the Company shall cease throughout the world.  The title to the patents will be transferred from AnorMED to Shire upon payment of milestones.

In October 2004, the Company received a milestone payment of U.S.$18,000,000 as a result of approval in the United States by the FDA.  Shire also exercised its option to purchase the Japanese patents and agreed to make a U.S.$6,000,000 milestone payment to the Company upon regulatory approval of FOSRENOL in Japan, for which approval has not yet been received.  In March 2004, the Company received U.S.$1,000,000 as a result of the first approval in Sweden.  No payments were received during the year ended March 31, 2006.

(b)

Poniard Pharmaceuticals, Inc. ("Poniard")

In April 2004, we licensed Picoplatin (formerly NX473) to Poniard (formerly NeoRx Corporation).  Under the terms of the agreement, we received a one-time upfront milestone payment of U.S.$1 million cash and U.S.$1 million in Poniard common shares (see note 3 to the consolidated financial statements).  In addition, we are eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and Poniard common shares.  Upon approval of the drug candidate by the FDA, we would receive royalty payments of up to 15% on product sales.  Poniard, a cancer therapeutics development company, was granted

74        AnorMED Inc.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

7.    COLLABORATIVE AGREEMENTS (continued)

(b) Poniard Pharmaceuticals, Inc. ("Poniard") (continued)

exclusive global rights, excluding Japan, to develop, manufacture and commercialize Picoplatin for treatment of any human disease.  No payments were received during the year ended March 31, 2006.

(c)

Other

The Company enters into collaborative agreements with certain academic and corporate research organizations in the normal course of business that provide resources and expertise which complement and advance the Company's research and development programs.  Under some of these agreements, the Company is obliged to pay or will receive royalties at various rates and based on various factors, on net sales to the extent a product incorporates patented or patentable technology developed at these laboratories.  As of March 31, 2006, no such royalties were payable or receivable under these contracts.  If all of the Company's contractual obligations were satisfied, including full patient recruitment in all current clinical trials, the total committed expenditures outstanding under these contracts are approximately $10,240,000 at March 31, 2006 (2005 - $7,759,000; 2004 - $2,217,000), which are expected to be paid over the next two years.

8.

COMMITMENTS AND CONTINGENCIES

The Company leases its premises under an operating lease that expires on January 31, 2007, with an option to renew through 2022.  Future minimum lease payments are as follows:

Year ending March 31:
2007	$496

Rent expense is recorded in the financial statements for the years ended March 31 as follows:

	2006	2005	2004
Research and development	$584	$572	$576
General and administrative	195	190	192
	$779	$762	$768

The Company has provided a security deposit of $100,000 under the terms of an operating lease agreement.  These funds are held in trust and will be released to the Company on February 1, 2007.

As at March 31, 2006, the Company has material commitments for capital expenditures of approximately $579,000 (2005 - nil).   These commitments are expected to be paid over the next six months.

The Company estimates that approximately $450,000 in financial advisory costs have been committed as at March 31, 2006 with respect to the Special Meeting of Shareholders (refer to note 14 of the consolidated financial statements for more details).  In addition, subject to the Board of Director's approval, the Company was contingently liable to reimburse the legal fees and associated costs of the parties that requisitioned the Special Meeting of Shareholders in the event that these parties were successful in electing a new Board of Directors.  As described in note 14 to the consolidated financial statements, these parties were successful and, as a consequence, the Company was liable to reimburse costs of $1,135,000.  Neither of these amounts were

2006 Annual Report         75

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

8.    COMMITMENTS AND CONTINGENCIES (continued)

accrued in these consolidated financial statements for the period ended March 31, 2006, but will be recognized concurrent with the substantive approval of the Board of Directors.  The committed and contingent costs are expected to be paid over the next six months.

9.    FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, security deposit and accounts payable and accrued liabilities, their carrying amounts approximate fair values due to their immediate or short terms to maturity.

Financial risk includes interest rate risk, credit risk and foreign exchange rate risk.  Interest rate risk arises due to the Company's investments bearing fixed interest rates.  Credit risk arises due to the accounts receivable comprised of amounts owing from the Company's collaborative agreements.  Foreign exchange rate risk arises as the Company purchases goods and services in both Canadian and U.S. dollars and earns a significant portion of its revenue in U.S. dollars.  Foreign exchange rate risk is managed by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency and entering into forward currency contracts and other financial derivatives to hedge foreign exchange rate risk.  As at March 31, 2006, the Company held no options to purchase U.S. dollars and has sold no contracts that will oblige the Company to purchase U.S. dollars.

10.

SEGMENTED INFORMATION

The Company operates in one industry segment which involves the research and development of small molecule therapeutics.  All of the Company's operations, assets and the majority of its employees are located in Canada.  Revenues generated from research and licenses are attributed to countries based on the location of the Company's collaborators as follows:

Revenue for the years ended March 31,	2006	2005	2004
United States	$295	$2,668	$440
Netherlands	-	21,600	1,145
United Kingdom	-	-	437
	$295	$24,268	$2,022

11.

SUPPLEMENTARY INFORMATION

(a)

Accounts payable and accrued liabilities

	2006	2005
Trade accounts payable	$2,669	$1,506
Collaborative agreements	2,584	1,598
Employee-related accruals	2,209	1,394
Other	1,572	211
	$9,034	$4,709

76        AnorMED Inc.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

11.   SUPPLEMENTARY INFORMATION (continued)

(b)

Supplementary information of cash flows

	2006	2005	2004
Interest received	$1,925	$1,375	$1,844
Interest paid	-	-	7

12.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

13.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which, in the case of the Company conforms in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except for the additional disclosure differences as set forth below:

(a)   Long-term investment

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 'Accounting for Certain Investments in Debt and Equity Securities' prescribes that available-for-sale investments are marked to market with the resulting unrealized gains (losses) being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized.  Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value and, when there is a loss in value that is other than a temporary decline, the investment is written down to recognize the loss.  The long-term investment in Poniard is classified as an available-for-sale equity investment.  For U.S. GAAP purposes, the investment would have been recorded at its fair value which would not have resulted in material differences to the consolidated financial statements.

(b)

 Stock-based compensation

(i) Under Canadian GAAP, the Company prospectively adopted the fair value method of accounting for employee stock-based compensation, effective April 1, 2003.  For U.S. GAAP purposes, the Company elected to prospectively adopt Statement of Financial Accounting Standard No. 148 ("SFAS 148"), 'Accounting for Stock-Based Compensation - Transition and Disclosure', an amendment to Statement of Financial Accounting Standard No. 123 ("SFAS 123") 'Accounting for Stock-Based Compensation' for employee awards granted under its stock option plan, modified or settled subsequent to April 1, 2003.  As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP as of April 1, 2003, employee stock-based compensation expense amounted to $1,209,000 for both U.S. GAAP and Canadian GAAP for the year ended March 31, 2006 (2005 - $1,277,000; 2004 - $363,000).

(ii) Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options.  This compensation is expensed over the vesting periods of each option grant.  Under Canadian GAAP, the Company prospectively adopted this policy, effective April 1, 2001. For the purposes of reconciliation to U.S. GAAP, the Company was not required to record additional compensation expense, in respect of options granted to non-employees prior to April 1, 2001, and as such, there are no measurement differences between Canadian and U.S. GAAP related to the stock-based compensation to non-employees.

2006 Annual Report         77

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)

 Stock-based compensation (continued)

iii) Prior to the adoption of SFAS 148, had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123 for awards issued prior to April 1, 2003, loss for the year and loss per share under U.S. GAAP would have been the pro forma numbers indicated below:

	2006	2005	2004
Net loss under Canadian and U.S. GAAP
- as reported	$(41,467)	$(2,169)	$(17,531)
Additional employee stock-based
compensation expense under U.S. GAAP	(8)	(253)	(1,104)
Net loss under U.S. GAAP - pro forma	$(41,475)	$(2,422)	$(18,635)
Basic loss per common share under
Canadian and U.S. GAAP
- as reported	$(1.20)	$(0.07)	$(0.64)
Basic loss per common share under
U.S. GAAP - pro forma	$(1.20)	$(0.07)	$(0.67)

iv) For the purposes of determining fair value of stock options awarded under (a) (i), (ii), and (iii) above, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the weighted-average assumptions as in Note 5.

(c)   Recent U.S. accounting pronouncements

Stock-based compensation

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123R") that addresses the accounting for share-based payments transactions in which a company receives employee services in exchange for (a) equity instruments of the company, or (b) liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments.  The new standard supersedes existing standards on stock-based compensation and is effective for interim or annual periods beginning after January 1, 2006.  This means that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any interim or annual period beginning after January 1, 2006.  The cumulative effect of initially applying this standard must be recognized as of the required effective date as a cumulative effect of a change in accounting principle.  The Company believes that the adoption of FAS 123R will not have a material impact on its consolidated financial position.

78        AnorMED Inc.

AnorMED Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

Years ended March 31, 2006, 2005 and 2004

14.   SUBSEQUENT EVENTS

(a)

Special Meeting of Shareholders

On April 21, 2006 a Special Meeting of Shareholders was held during which the parties that requisitioned the meeting were successful in electing a new Board of Directors. The Company estimates the total legal, financial advisory fees and other associated costs related to this meeting to be approximately $3,288,000.  Of this total approximately $1,313,000 was incurred and expensed in these consolidated financial statements for the period ended March 31, 2006. Subsequent to March 31, 2006, approximately $1,975,000 of additional legal and associated costs were incurred, of which $450,000 is committed and $1,135,000 is contingent as of March 31, 2006, as described in note 8 to the consolidated financial statements.  The remaining $390,000 of subsequent costs will be expensed in the first quarter of Fiscal 2007.

As a result of the change in composition of the Company's Board of Directors approved at the meeting, certain change in control provisions in employment contracts for the Company's Senior Management team and accelerated vesting provisions for existing stock options under the Company's Incentive Stock Option Plan were triggered.  Under the terms of the agreements, retention bonuses of $2,050,000 (excluding the amounts described in note 14(b) below) will be payable to Senior Management if certain conditions are fulfilled and the vesting of 592,160 existing stock options for employees will accelerate and become fully exercisable on October 21, 2006.  The Company believes that the accelerated vesting will not have a material impact on its financial position.

(b)

Departures of Senior Management

Effective May 24, 2006, the Company's President and CEO resigned.  Effective June 2, 2006, the Company's Vice President of Corporate Development and Communications also terminated employment.  Due to the change of control provisions outlined in note 14 (a) above, the Company is contractually obligated to pay these individuals $709,000 in retention bonus and $494,000 in severance and benefits over the next twelve months with an additional $878,000 to be payable during the following two years, subject to a reduction if either executive finds new employment during the severance term.   The total of these payments of $2,081,000 will be expensed in the first quarter of Fiscal 2007.

2006 Annual Report         79

CORPORATE INFORMATION

Board of Directors

Kenneth Galbraith, C.A. [1]

Interim Chief Executive Officer &

Chairman of the Board

AnorMED Inc.

President & Chief Executive Officer

Gigha Consulting Ltd.

Surrey, BC

Felix Baker, Ph.D. [1,2]

Managing Partner

Baker Brothers Investments

New York, NY

Paul Brennan, M.Sc.

Acting President,

Vice President, Business Development

AnorMED Inc.

Surrey, BC

Joseph Dougherty, Ph.D. [1,3]

Managing Director

Seaview Securities LLC

New York, NY

Henry Fuchs, M.D. [2,3]

Executive Vice President & Chief Medical Officer

Onyx Pharmaceuticals Inc.

Emeryville, CA

William Hunter, M.D., M.Sc. [2]

President & Chief Executive Officer

Angiotech Pharmaceuticals Inc.

Vancouver, BC

Jacques Lapointe, M.B.A. [2,4]

Corporate Director

Milton, ON

Berl Nadler, B.C.L., LL.B., LL.M. [4]

Senior Partner

Davies Ward Phillips & Vineberg LLP

Toronto, ON

Kelvin Neu, M.D. [3]

Associate

Baker Brothers Advisors, LLC

New York, NY

Klaus Veitinger, M.D., Ph.D. [4]

Chief Executive Officer

Schwarz Pharma Inc.

Mequon, WI

[1] Member of the Corporate Governance and Nominating Committee

[2] Member of the Compensation Committee

[3] Member of the Scientific Committee

[4] Member of the Audit and Risk Committee

Transfer Agent & Registrar

Computershare Trust Company

Stock & Bond Transfer

Department

510 Burrard St

Vancouver, BC

V6C 3B9

For change of address, lost stock certificates and other related enquiries, please write to the above address.

Independent Auditors

KPMG LLP

Vancouver, BC

Registered and Records Office

Farris Vaughan Wills & Murphy LLP

25th Floor, 700 W Georgia St

Vancouver, BC

V7Y 1B3

Management

William Adams, C.A.

Vice President Finance, Chief Financial Officer, Secretary & Treasurer

Paul Brennan, M.Sc.

Acting President & Vice President,

Business Development

Gary Bridger, Ph.D.

Vice President Research and Development & Chief Scientific Officer

Gary Calandra, M.D., Ph.D. Vice President, Clinical Development Mark Levonyak, B.A. Vice President, Marketing Renato Skerlj, Ph.D. Vice President, Chemistry

Differences in Corporate Governance Practices Compared to United States Companies

AnorMED Inc. substantially complies with the corporate governance guidelines of the United States stock exchange on which its common shares are traded. Nevertheless, as a Canadian company listed on such exchange, AnorMED Inc. is not required to comply with certain of the exchange's corporate governance standards so long as AnorMED Inc. discloses the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the stock exchange. A summary of these significant differences is available on AnorMED Inc.'s website (www.anormed.com). AnorMED Inc. is in compliance with all applicable corporate governance requirements of Canadian securities laws.

80        AnorMED Inc.

Share Trading Ranges

		High	Low
2005	Q1	$5.75	$4.15
	Q2	$4.35	$3.50
	Q3	$5.10	$3.55
	Q4	$4.78	$3.00
2006	Q1	$8.23	$4.80

Stock Listing

The Company's common shares are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol AOM.

Annual General Meeting

The Annual General Meeting of Shareholders will be held at 2:30 p.m. on September 19, 2006 at the Hyatt Regency Vancouver, Plaza Ballroom B & C 655 Burrard St., Vancouver, BC.

AnorMED

AnorMED Inc.
Suite 200
20353 – 64th Avenue
Langley, BC V2Y 1N5

Telephone (604) 530-1057
Facsimile (604) 530-0976
Email info@anormed.com
Website www.anormed.com